Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-5745
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-28

Via Courier

March 26, 2009

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549 U.S.A.

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company")
File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are the following:

1. Notice of Annual General Meeting to be held May 13, 2009;
2. Information Circular – Proxy Statement dated March 12, 2009;
3. Form of Proxy; and
4. 2008 Annual Report.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Keith A. Greenfield

Enclosures

cc: Peter Scott
Rock Energy Inc.

G:\058383\0028\Letter to Sec and Exch Comm 02.doc

File No. 82-34785

ROCK ENERGY INC.

Information Circular - Proxy Statement
for the Annual Meeting to be held on May 13, 2009

PROXIES

Solicitation of Proxies

This information circular - proxy statement is furnished in connection with the solicitation of proxies by or on behalf of our management for use at our annual meeting of the shareholders of Rock to be held on Wednesday, May 13, 2009 at 10:00 a.m. (Calgary time), at The Metropolitan Conference Centre, 333 – 5th Avenue S.W., Calgary, Alberta, and at any adjournment thereof. Forms of proxy must be addressed to and reach our Corporate Secretary, c/o Alliance Trust Company, Suite 450, 407 – 2nd Street S.W., Calgary, Alberta, T2P 2Y3 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof. The board of directors of the Corporation has fixed the record date for the Meeting at the close of business on March 24, 2009 (the "**Record Date**"). Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date unless that shareholder has transferred any shares subsequent to the Record Date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the Meeting.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are our officers. **As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.**

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("**Broadridge**") who mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. If you receive a voting instruction form from Broadridge, it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned to Broadridge well in advance of the meeting in order to have the shares voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefore.

Exercise of Discretion by Proxy

The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with the specification so made. **If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out herein.** The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of common shares without nominal or par value which may be issued for such consideration as may be determined by resolution of the board of directors. As at March 12, 2009, there were 25,899,843 common shares issued and outstanding. As a holder of common shares you are entitled to one vote for each share you own.

We are also authorized to issue 300,000 preference shares without nominal or par value which may be issued for such consideration as may be determined by resolution of the board of directors. As at March 12, 2009, there were no preference shares issued and outstanding.

To the knowledge of our directors and officers, as at March 12, 2009, no person or company beneficially owned, or controlled or directed, directly or indirectly, more than 10% of our common shares other than ARC Equity Management (Fund 5) Ltd. (as the general partner of ARC Energy Fund 5 Canadian Limited Partnership, ARC Energy Fund 5 United States Limited Partnership and ARC Energy Fund 5 International Limited Partnership, collectively "**ARC Energy Fund 5**") which holds 4,185,523 common shares or approximately 16.2% of the issued and outstanding common shares. ARC Energy Fund 5, together with ARC Energy Venture Fund 3 and ARC Energy Venture Fund 4, exercise control or direction over an aggregate of 6,829,234 common shares, representing approximately 26.4% of the outstanding common shares and other than Mackenzie Financial Corporation which at January 31, 2009, held on behalf of one or more of its mutual fund and private client managed accounts 2,605,377 common shares, representing 10.1% of the outstanding common shares.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

At the meeting, the shareholders will be asked to fix the number of directors to be elected at the meeting at 5 members and to elect 5 directors.

Management is soliciting proxies, in the accompanying form of proxy, for an ordinary resolution in favour of fixing the board of directors at 5 members, and in favour of the election as directors of the 5 nominees set forth below:

Malcolm T.D. Adams
Allen J. Bey
Stuart G. Clark
Peter Malowany
James K. Wilson

If for any reason any of the proposed nominees does not stand for election or is unable to serve as such, the management designees, if named in this proxy, reserve the right to vote for any other nominee in their sole discretion unless you have specified in your proxy that your shares are to be withheld from voting on the election of directors.

The term of office of each above nominee as director will be from the date of the meeting at which he is elected until the next annual meeting or until his successor is elected or appointed.

The names and provinces and countries of residence of all of the persons nominated for election as directors, the number of common shares beneficially owned, or controlled or directed, directly or indirectly, by each of them, the dates on which they became directors, and their present principal occupations, businesses or employment, as of March 12, 2009, is set forth below. The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the nominees.

Name and province and country of residence	Principal occupation, business or employment	Director since	Number of common shares beneficially owned directly or indirectly or over which control or direction is exercised(5)
Malcolm T.D. Adams(3)(4) Calgary, AB Canada	Vice President of ARC Financial Corporation (a private equity firm) since October 2001	September 28, 2007	Nil
Allen J. Bey(4) Calgary, AB Canada	President and Chief Executive Officer	October 3, 2003	1,720,912(6)
Stuart G. Clark(1)(2)(3) Calgary, AB Canada	Independent Businessman	January 8, 2004	300,392
Peter Malowany(2)(4) Calgary, AB Canada	President of Morgas Ltd. (a private oil and gas company)	January 8, 2004	26,120
James K. Wilson(2)(3) Calgary, AB Canada	Vice President, Finance and Chief Financial Officer of Grizzly Resources Ltd. (a private oil and gas company)	October 28, 2004	16,500

Notes:
(1) Chairman of the Board.
(2) Member of the Audit Committee.
(3) Member of the Compensation, Nomination and Governance Committee.
(4) Member of the Reserves Committee.

(5) Excludes common shares held by associates of the individual, except as otherwise noted.
(6) Includes 1,594,667 common shares held by a family trust of which Mr. Bey is a trustee.
(7) We do not have an executive committee of the Board of Directors.

As at March 12, 2009, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 2,343,639 common shares or approximately 9.0% of the issued and outstanding common shares.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To our knowledge, no proposed director: (i) is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of an issuer (including the Corporation) that, (a) while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer, which resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (c) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (ii) has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or (iii) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such. KPMG LLP were first appointed as our auditors on January 7, 2004.

STATEMENT OF EXECUTIVE COMPENSATION

Role and Composition of the Compensation, Nomination and Governance Committee

The Corporation's executive compensation program is administered by the Compensation, Nomination and Governance Committee of the Board of Directors. The Compensation, Nomination and Governance Committee's mandate includes reviewing and making recommendations to the Board in respect of compensation matters relating to our executive officers, employees and directors, including the "Named Executive Officers" which are identified in the "Summary Compensation Table" below. The duties and responsibilities of the Compensation, Nomination and Governance Committee are further described in this Information Circular under the heading "Corporate Governance Disclosure - Compensation". The Compensation, Nomination and Governance Committee is comprised of Messrs. Malcolm T. D. Adams (Chair), Stuart G. Clark and James K. Wilson. All these directors are "independent" for the purposes of National Instrument 58-201-Corporate Governance Guidelines.

Compensation Discussion and Analysis

Executive Compensation Principles

Our compensation policies are founded on the principal that executive and employee compensation should be consistent with shareholders' interests and therefore the compensation strategy is significantly weighted towards a

stock ownership compensation strategy. The objectives of the program are to attract and retain a high quality management and employee team and to motivate performance by tying a significant portion of the compensation to enhancement in share value and to encourage all employees to become significant shareholders. Any director, who is also an executive officer, is excused from the compensation committee and directors' meetings during any discussion of his compensation. We do not have a pension plan or other form of formal retirement compensation. Our compensation plan consists of the following items:

- base salary
- bonuses
- long-term options

Our compensation plan is generally administered and changes become effective for April 1 of each year. This date has been chosen as it is subsequent to the date when our and most of our peer year-end information is available. We participate in a third party industry survey to provide us information regarding overall compensation, including salary and bonus levels and their stratification and generally consider companies producing 5,000 barrels of oil equivalent per day (**"boe/d"**) or less as peer companies. These companies compete with the Corporation for executive talent, operate in a similar business environment and , generally, are of similar size, scope and complexity. The bonus component and to a certain extent long term option grants after the initial employee grant, are the most at risk elements of our compensation plan. The compensation of all our employees, including Named Executive Officers (see "Summary Compensation Table" for a definition of "Named Executive Officers"), is consistent with the above policies.

The Chief Executive Officer (**"CEO"**) is responsible for making recommendations to the Compensation, Nomination and Governance Committee with respect to compensation for the executive officers of the Corporation, other than the Chief Executive Officer. In making such recommendations, the Chief Executive Officer reviews the compensation data compiled from the industry survey, corporate performance as well as individual executive officer performance. In assessing corporate performance, the Corporation does not set specific objectives and targets, rather the Compensation, Nomination and Governance Committee uses its experience and judgment, while also giving consideration to, without limitation: (i) the Corporation's performance relative to its goals and objectives as compared to the performance of its peers, (ii) year-over-year growth in production, reserves, cash flow and net asset value on absolute and per share basis; and (iii) capital, operating and G&A cost efficiencies. In assessing individual executive officer performance, consideration is given to factors such as level of responsibility, experience and expertise, as well as more subjective factors such as leadership and performance in such executive officer's specific role with the Corporation.

Upon the receipt of the recommendations from the Chief Executive Officer, the Compensation, Nomination and Governance Committee reviews the evaluation as well as the compensation data from the industry survey and determines whether to accept the recommendation or make any changes. Consultation between the Chief Executive Officer and the Chairman of the Compensation, Nomination and Governance Committee is customary during this process. Recommendations for executive compensation are then made by the Compensation, Nomination and Governance Committee to the full board of directors for approval.

Each element of the Corporation's executive compensation program is described in more detail below.

Base Salaries

The base salary component is intended to provide a fixed level of competitive pay that reflects each executive officers' primary duties and responsibilities. It also provides a foundation upon which performance-based incentive compensation elements are assessed and established. The Corporation's Compensation, Nomination and Governance Committee recognizes that the size of the Corporation may prohibit base salary compensation for executive officers from matching those of larger companies in the oil and gas industry and, accordingly, that performance-based compensation elements are an important element which may be used to compensate for lower based salaries. This compensation strategy is similar to the strategies of many other companies in the Corporation's peer group.

Our policy is that salaries for our Named Executive Officers shall be at the median level among industry peer companies of similar size. Our policy is that salaries for our other employees shall be competitive within our industry and generally at the 3rd quartile salary level among industry peer companies of similar size.

Bonuses

A bonus pool is determined annually. The size of the bonus pool is based on the recommendation of the Compensation, Nomination and Governance Committee. In determining the bonus pool size, the Compensation, Nomination and Governance Committee considers:

- success in achieving company objectives;
- performance relative to benchmarks and peers including but not limited to;
    - cost efficiencies for
        - capital spending based on finding and development costs, reserve replacement and recycle ratio;
        - operating and transportation costs; and
        - G&A costs;
    - corporate growth based on reserves, production, cash flow and net asset value per share growth; and
    - profitability based on net income and cash flow;
- common share price performance;
- progress in implementing the business strategy; and
- competitive issues pertaining to attracting quality personnel.

None of the elements above carry a specific weighting however all elements are considered collectively in relation to the Corporation's performance and overall industry conditions in order to determine the size of bonus pool.

All full time employees are eligible to receive a bonus. The objective of the bonus is to reward an employee based on the success of the Corporation over the past financial year and their contribution toward it. The bonus pool is split into two components, one for the Named Executive Officers and one for the remaining employees. The Compensation, Nomination and Governance Committee will recommend for approval the bonus payable for each Named Executive Officer after considering the recommendation of the Chief Executive Officer. Once the bonus pool has been approved, the named executive officers collectively will determine the bonus payable to each individual employee.

The amount of the bonus paid is not set in relation to any formula or specific criteria but is the result of a subjective determination of the Corporation's and the individual's performance. The Compensation, Nomination and Governance Committee has not established strict predetermined quantitative performance criteria linked to the payment of bonuses.

Establishment and payment of bonuses is subject to approval of the board of directors and the board of directors has the right to amend or suspend the bonus plan at its discretion.

Long-Term Stock Options

Stock options are granted under our stock option plan to our directors, officers and employees upon their commencement of service. The initial option grant to an individual is determined based on their position and seniority with the Corporation. An annual grant may be made to eligible individuals based on individual performance and our performance during the most recently completed financial year in relation to performance expected. Additional grants are made periodically to recognize the exemplary performance of, or the special contribution by eligible individuals. Stock options are granted by our board on the recommendation of the Chief Executive Officer, in the case of employees, and on the recommendation of the Compensation, Nomination and Governance Committee, in the case of the Named Executive Officers.

The stock option plan is designed to motivate all employees to focus on the long-term interests of Rock and its shareholders. Options may be exercised at the market price in effect on the date of grant and the realizable value of the option grants is entirely dependent on the appreciation in the market price of the common shares. The options generally vest in one-third tranches beginning on the first anniversary of the grant date and usually expire one year after the vesting date or, in the case of annual grants, may vest in two years and expire one year after vesting.

Total option grants are presently limited to the number of shares permitted under the rules of the Toronto Stock Exchange. Stock option grants are determined by factors including the number of eligible individuals currently under the option plan and our future hiring plans, subject to limits under the rules of the Toronto Stock Exchange. The section "Incentive Plan Awards – *Stock Option Plan*" contains more detailed information regarding the mechanics of our stock option plan.

Summary

The Corporation's compensation policies have allowed the Corporation to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing shareholder value. The Compensation, Nomination and Governance Committee and the Board will continue to review compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with the performance of the Corporation.

Performance Graph

The following graph illustrates our five year cumulative shareholder return, as measured by the closing price of our (or our predecessor's) common shares at the end of each financial year, assuming an initial investment of $100 on December 31, 2003, compared to the S&P/TSX Composite Index and the S&P TSX Capped Energy Index, assuming the reinvestment of dividends where applicable.


300
250
200
150
100
50
0
2003/12
2004/12
2005/12
2006/12
2007/12
2008/12
Rock
S&P/TSX Composite Index
S&P/TSX Capped Energy Index

	2003/12	2004/12	2005/12	2006/12	2007/12	2008/12
Rock[(1)(2)]	100	33.4	47.6	27.6	23.0	9.1
S&P/TSX Composite Index[(3)]	100	114	142	167	183	123
S&P/TSX Capped Energy Index[(3)]	100	130	211	220	244	157

Notes:
(1) After giving effect to the 1:30 consolidation which occurred effective February 18, 2004.
(2) On January 8, 2004, Rock became an oil and gas company.
(3) Total Return Index.

Compensation for the Named Executive Officers is not consistent with the total return on investment chartered for the Corporation for two reasons. First, consistent with our compensation policy, base salary compensation has risen with the size of the Corporation to be reflective with our peers. Second, we believe the

starting point of the performance graph reflects unrealistically high value for the Corporation due to restricted trading.

The change in executive compensation has been driven by two factors, the size of the corporation and overall corporate performance. From the starting point to the ending point of the performance graph Named Executive Officers' cash compensation has risen from $400,000 annualized for 2003 to $745,000 in 2008. Bonus compensation was only paid in two of the years in the performance period. Over the same time frame Rock's production base has grown from 185 boe/d (38 boe/d per million basic shares outstanding) to approximately 4,000 boe/d (154 boe/d per million basic shares outstanding) and proved plus probable reserves have grown from 0.68 million barrels of oil equivalent ("**boe**") (139 boe per million basic shares outstanding) to 10.2 million boes (392 boe per million basic shares outstanding).

Rock's share performance relative to the index has been influenced by the high starting point due to share liquidity issues. At the starting point for the performance graph, Rock was in the middle of transforming the Corporation from a technology internet services company to an oil and gas company. A new equity financing and management team had been announced but the financing did not close and the majority of the management were not put in place until January 8, 2004. As a result a limited number of shares were eligible for trading in December 2003. As a point of reference the share price of the equity financing had an equivalent index value of 32.3 at December 31, 2003. Factoring a normalized starting point, Rock's share performance follows the indices closer, particularly through 2005, however it still lags over the time frame. Rock experienced lower level of growth in 2006 (a corporate disposition program was undertaken to rationalize properties acquired the previous year) and 2007 (the majority of projects drilled did not come onto production until 2008). In 2008 Rock demonstrated strong growth however the deterioration in commodity prices in the last quarter of 2008 negatively affected our stock price.

Summary Compensation Table

The following table sets forth for the year ended December 31, 2008 information concerning the compensation paid to our Chief Executive Officer ("**CEO**") and Chief Financial Officer ("**CFO**") and the three most highly compensated executive officers (or the three most highly compensated individuals acting in a similar capacity), other than the CEO and CFO, at the end of the year ended December 31, 2008 whose total compensation was more than $150,000 (each a "**Named Executive Officer**" or "**NEO**" and collectively, the "**Named Executive Officers**" or "**NEOs**").

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards[(1)] ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation[(2)]	Total compensation ($)
					Annual incentive plans	Long-term incentive plans			
Allen J. Bey President, Chief Executive Officer and Director	2008	190,000	-	97,249	-	-	-	-	287,249
Peter D. Scott Vice President, Finance and Chief Financial Officer	2008	185,000	-	69,169	-	-	-	-	254,169
Jeffrey G. Campbell Vice President, Operations and Chief Operating Officer	2008	195,000	-	70,200	-	-	-	-	265,200
Arezki Ioughlissen Vice President, Exploration	2008	175,000	-	35,100	-	-	-	-	210,100

Notes:

(1) Based on the grant date fair value of stock options granted under our stock option plan. The fair value of the stock option grants have been determined using the same methodology and values used in determining the stock option value for the Corporation's financial statements as we believe it represents the best estimate of fair value of the options at the time of the grant. Specifically a Black-Scholes option pricing model was used with the following assumptions

determined on the date of grant; risk free interest rate of 5.25%, expected average life of three years, expected volatility of 65% and expected dividend yield of 0%.

(2) The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer's total salary for the financial year.

Incentive Plan Awards

Stock Option Plan

The Corporation has a share option plan (the "**Option Plan**") which permits the granting of options ("**Options**") to officers, directors, employees and consultants to the Corporation and its subsidiaries. The Option Plan was last amended by the shareholders at a meeting held May 14, 2008 and at such meeting the shareholders approved the grant of unallocated stock options under the Option Plan.

As at March 12, 2009, the Corporation had outstanding options to purchase 1,688,871 common shares (representing 6.5% of the outstanding common shares) and options to purchase 901,113 common shares (representing 3.5% of the outstanding common shares) are available for future grants.

The maximum number of common shares issuable pursuant to the Option Plan is a "rolling" maximum equal to 10% of the outstanding common shares. Any increase in the issued and outstanding common shares results in an increase in the available number of common shares issuable under the Option Plan and any exercises of options will make new grants available under the Option Plan.

Options granted pursuant to the Option Plan have a term not exceeding 10 years and vest in such manner as determined by the board of directors of the Corporation. Options granted under the Option Plan are non assignable. The exercise price of Options granted is determined by the Board of Directors of the Corporation at the time of grant and may not be less than the current market price, being the volume weighted average trading price of the common shares for the five trading days immediately prior to the date of grant.

If the normal expiry date of any stock options falls within any Black-Out Period (as defined below) or within 10 business days following the end of any Black-Out Period ("**Restricted Options**"), then the expiry date of such Restricted Options shall, without any further action, be extended to the date that is 10 business days following the end of such Black-Out Period. This extension is not considered to be an extension of the term of the stock options which would otherwise require the approval of shareholders pursuant to the Option Plan. "Black-Out Period" is defined as the period where pursuant to our policies any of our securities may not be traded by certain designated persons, including any holder of a stock option.

The number of common shares issuable pursuant to the Option Plan to any one person shall not exceed 5% of the outstanding common shares. In addition, the number of common shares issuable to all insiders and their associates at any time under the Option Plan and all other share compensation arrangements shall not exceed 10% of the outstanding common shares, the number of common shares issued within one year pursuant to the Option Plan and all other share compensation arrangements of the Corporation, to insiders shall not exceed 10% of the outstanding common shares and the number of common shares issuable within one year, pursuant to the Option Plan and all other share compensation arrangements of the Corporation, to any one insider and such insider's associates shall not exceed 5% of the outstanding common shares.

Options terminate on the earlier of 60 days after an optionholder ceases to be at least one of an employee, director, officer or consultant of the Corporation or a subsidiary of the Corporation and their expiry date, except in the event of death or disability, in which case they expire on the earlier of 180 days thereafter and their expiry date.

When exercising a stock option, the optionee has the right to request the Corporation to pay an "in the money" amount to him or her and the option will be terminated (the "**Put Right**"). The "in the money" amount is calculated by subtracting the exercise price of an option from the weighted average trading price of the common shares for the 5 days prior to the date of receipt of notice of the election to exercise the right. The board of directors of the Corporation has the ability to determine not to accept the notice and require the individual to exercise the

option instead. The optionee exercising the Put Right also has the right to subscribe for common shares, issued on a flow-through basis, at the same market price used to determine the "in the money" amount of such common shares with the proceeds of the exercise of the Put Right. The right to purchase shares is subject to the Board of Directors having approved the issuance of flow-through shares for the year in question.

If the Board of Directors so determines, all unvested options held by an optionee will vest and become vested options preceding an event which would result in a Change of Control (as hereinafter defined) and the optionee will have the right, for such period as the directors may specify, to exercise all of his or her unexercised options. Options not exercised within such period will terminate. For the purposes of the Option Plan, "Change of Control" of the Corporation includes: (a) the purchase or acquisition of common shares or convertible securities by a person which results in the person beneficially owning, or exercising control or direction over, common shares or convertible securities such that, assuming only the conversion of convertible securities beneficially owned or over which control or direction is exercised by the person, the person would beneficially own, or exercise control or direction over, common shares carrying the right to cast more than 50% of the votes attaching to all common shares; or (b) approval by the shareholders of the Corporation of: (i) an amalgamation, arrangement, merger or other consolidation or combination of the Corporation with another corporation pursuant to which the shareholders of the Corporation immediately thereafter do not own shares of the successor or continuing cooperation which would entitle them to cast more than 50% of the votes attaching to all shares in the capital of the successor or continuing corporation which may be cast to elect directors of that corporation; (ii) the liquidation, dissolution or winding up of the Corporation; or (iii) the sale, lease or other disposition of all or substantially all of the assets of the Corporation.

The Board of Directors may, subject to the prior approval of any stock exchange or other regulatory body having jurisdiction, amend or discontinue the Option Plan or any options at any time without shareholder approval provided that no such amendment may be made without shareholder approval to increase the maximum number of common shares that may be granted under the Option Plan in the aggregate or to any person or group of persons, change the manner of determining the "current market price", extend the period during which options may be exercised or, without the consent of the participant, alter or impair any option previously granted to a participant under the Option Plan. Notwithstanding the foregoing, the amendment of options which have been granted pursuant to the Option Plan require only the prior approval of the Board of Directors and do not require shareholder approval provided, however, that amendments to options which have been granted pursuant to the Option Plan which are held by insiders and which entail a reduction in the exercise price or an extension of the term of such options will require disinterested shareholder approval.

Section 613(a) of the Toronto Stock Exchange Company Manual provides that every three (3) years after the institution of a security based compensation arrangement all unallocated rights, options or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer's directors and by the issuer's security holders. The Corporation's Option Plan is considered to be a security based compensation arrangement and as the maximum number of common shares issuable pursuant to the Option Plan is not a fixed number and instead is equal to 10% of the outstanding common shares, the Corporation will not be required to seek approval of the grant of unallocated stock options under the Option Plan until May 14, 2011.

Outstanding Share-Based Awards and Option-based Awards

The following table sets forth for each Named Executive Officer all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2008.

	Option-based Awards				Share-based Awards	
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Allen J. Bey	15,000	5.04	Aug 22, 2009	-	-	-
	8,333	4.21	Mar 27, 2009	-		
	8,333	4.21	Mar 27, 2010	-		
	26,578	3.15	Aug 22, 2009	-		
	41,578	3.32	Sept 6, 2010	-		
	27,000	2.51	Dec 31, 2009	-		
	27,000	2.51	Dec 31, 2010	-		
	27,000	2.51	Dec 31, 2011	-		
	23,089	3.02	Mar 24, 2010	-		
	23,089	3.02	Mar 24, 2011	-		
	23,088	3.02	Mar 24, 2012	-		
Peter D. Scott	15,000	5.04	Aug 22, 2009	-	-	-
	8,333	4.21	Mar 27, 2009	-		
	8,333	4.21	Mar 27, 2010	-		
	10,000	3.15	Aug 22, 2009	-		
	41,578	3.32	Sept 6, 2010	-		
	27,000	2.51	Dec 31, 2009	-		
	27,000	2.51	Dec 31, 2010	-		
	27,000	2.51	Dec 31, 2011	-		
	16,422	3.02	Mar 24, 2010	-		
	16,422	3.02	Mar 24, 2011	-		
	16,422	3.02	Mar 24, 2012	-		
Jeffrey G. Campbell	50,000	2.43	Nov 1, 2009	-	-	-
	50,000	2.43	Nov 1, 2010	-		
	50,000	2.43	Nov 1, 2011	-		
	16,667	2.51	Dec 31, 2009	-		
	16,667	2.51	Dec 31, 2010	-		
	16,666	2.51	Dec 31, 2011	-		
	16,667	3.02	Mar 24, 2010	-		
	16,667	3.02	Mar 24, 2011	-		
	16,666	3.02	Mar 24, 2012	-		
Arezki Ioughlissen	9,000	5.04	Aug 22, 2009	-	-	-
	4,333	5.03	Sept 19, 2009	-		
	11,666	3.15	Aug 22, 2010	-		
	33,000	3.32	Sept 6, 2010	-		
	3,000	3.32	Sept 6, 2011	-		
	8,334	2.43	Nov 1, 2009	-		
	8,333	2.43	Nov 1, 2010	-		
	8,333	2.43	Nov 1, 2011	-		
	16,667	2.51	Dec 31, 2009	-		
	16,667	2.51	Dec 31, 2010	-		
	16,666	2.51	Dec 31, 2011	-		
	8,334	3.02	Mar 24, 2010	-		
	8,333	3.02	Mar 24, 2011	-		
	8,333	3.02	Mar 24, 2012	-		

Note:
(1) Calculated based on the difference between the market price of the common shares at December 31, 2008 of $0.96 and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer, the value of option-based awards and share-based awards which vested during the year ended December 31, 2008 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2008.

Name	Option-based awards – Value vested during the year[1] ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Allen J. Bey	33,223	-	
Peter D. Scott	33,223	-	
Jeffrey G. Campbell	-	-	
Arezki Ioughlissen	37,908	-	

Note:

(1) Calculated based on the difference between the market price of the common shares on the vesting date and the exercise price of the options on the vesting date.

Termination and Change of Control Benefits

Currently there are no employment agreements or "change in control agreements" in place between us and any of our Named Executive Officers.

If the Board of Directors determines a change of control has taken place, then all unvested options would vest (see section "Incentive Plan Awards – Stock Option Plan" for further details). At December 31, 2008 if a change of control event had occurred no additional benefit would have resulted to the Named Executive Officers.

Director Compensation

We have established a policy for the compensation of directors (other than directors who are also officers of Rock) whereby each outside director is entitled to receive an annual cash retainer of $8,000 plus a $1,000 per diem per meeting and options under our stock option plan. In addition, the Chairman of the Board receives an additional $4,000 cash retainer and the chair of each Committee receives an additional $2,000 annual cash retainer. Directors are reimbursed for their out-of-pocket expenses incurred in carrying out their duties as directors.

Directors' Summary Compensation Table

The following table sets forth for the year ended December 31, 2008, information concerning the compensation paid to our directors other than directors who are also Named Executive Officers.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Stuart G. Clark	24,000	-	-	-	-	-	24,000
Peter Malowany	20,000	-	-	-	-	-	20,000
Malcolm Adams	19,000	-	-	-	-	-	19,000
James K. Wilson	22,000	-	-	-	-	-	22,000

Directors' Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth for each of our directors other than directors who are also Named Executive Officers, all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2008.

	Option-based Awards				Share-based Awards	
Name	**Number of securities underlying unexercised options (#)**	**Option exercise price ($)**	**Option expiration date**	**Value of unexercised in-the-money options[(1)] ($)**	**Number of shares or units of shares that have not vested (#)**	**Market or payout value of share-based awards that have not vested ($)**
Stuart G. Clark	8,000 3,987 11,987 5,000 5,000 5,000	5.04 3.15 3.32 2.51 2.51 2.51	Aug 22, 2009 Aug 22, 2009 Sept 6, 2010 Dec 31, 2009 Dec 31, 2010 Dec 31, 2011	- - - - - -	-	-
Peter Malowany	8,000 3,987 11,987 5,000 5,000 5,000	5.04 3.15 3.32 2.51 2.51 2.51	Aug 22, 2009 Aug 22, 2009 Sept 6, 2010 Dec 31, 2009 Dec 31, 2010 Dec 31, 2011	- - - - - -	-	-
Malcolm Adams	12,000 12,000 12,000 5,000 5,000 5,000	3.41 3.41 3.41 2.51 2.51 2.51	Sept 28, 2009 Sept 28, 2010 Sept 28, 2011 Dec 31, 2009 Dec 31, 2010 Dec 31, 2011	- - - - - -	-	-
James K. Wilson	7,000 5,000 12,000 5,000 5,000 5,000	5.04 3.15 3.32 2.51 2.51 2.51	Aug 22, 2009 Aug 22, 2009 Sept 6, 2010 Dec 31, 2009 Dec 31, 2010 Dec 31, 2011	- - - - - -	-	-

Note:

(1) Calculated based on the difference between the market price of the common shares at December 31, 2008 of $0.96 and the exercise price of the options.

Directors' Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each of our directors other than directors who are also Named Executive Officers, the value of option-based awards and share-based awards which vested during the year ended December 31, 2008 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2008.

Name	Option-based awards – Value vested during the year[1] ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Stuart G. Clark	4,984	-	-
Peter Malowany	4,984	-	-
Malcolm Adams	-	-	-
James K. Wilson	6,250	-	-

Note:
(1) Calculated based on the difference between the market price of the underlying common shares on the vesting date and the exercise price of the options on the vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders[1]	1,744,204	3.09	845,780
Equity compensation plans not approved by securityholders	-	-	-
Total	1,744,204	3.09	845,780

Note:
(1) The Corporation's stock option plan currently provides for the grant of a maximum number of Common Shares equal to 10% of the outstanding common shares.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("**NI 58-101**") requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Corporation is that contained in Form 58-101F1 which is attached to NI 58-101 ("**Form 58-101F1 Disclosure**").

Set out below is a description of the Corporation's current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

1. **Board of Directors**

(a) *Disclose the identity of directors who are independent.*

The Board of Directors of the Corporation has determined that the following four (4) directors of the Corporation are independent:

Malcolm T.D. Adams
Stuart G. Clark
Peter Malowany
James K. Wilson

(b) *Disclose the identity of directors who are not independent, and describe the basis for that determination.*

The Board of Directors of the Corporation has determined that the following director of the Corporation is not independent:

Allen J. Bey

Allen J. Bey is not considered to be independent as Mr. Bey is the President and Chief Executive Officer of the Corporation.

(c) *Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the "**Board of Directors**" or "**Board**" or "**board**") does to facilitate its exercise of independent judgement in carrying out its responsibilities.*

The Board of Directors of the Corporation has determined that a majority of the directors are independent.

(d) *If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.*

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Issuer
Allen J. Bey	None
Malcolm T.D. Adams	None
Stuart G. Clark	Storm Exploration Inc.
Peter Malowany	None
James K. Wilson	Ironhorse Oil & Gas Inc. Madalena Ventures Inc.

(e) *Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such*

meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

In accordance with the mandate of each of the Board of Directors as well as the mandate of each of the Audit Committee, the Compensation, Nomination and Governance Committee and the Reserve Committee (collectively, the "**Committees**"), at the end of or during each meeting of the Board of Directors or committee, as applicable, the members of management of the Corporation who are present as such meeting leave the meeting in order that the independent directors can discuss any necessary matters without management being present. Fourteen meetings of the independent directors (including meetings of the Board of Directors and of the Committees) have been held since January 1, 2008.

(f) *Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.*

The Board of Directors of the Corporation has determined that Stuart G. Clark, the Chairman of the Board of Directors, is independent. The Chairman presides at all meetings of the Board and, unless otherwise determined, at all meetings of shareholders and enforces the rules of order in connection with such meetings. The Chairman is to provide overall leadership to the Board without limiting the principle of collective responsibility and the ability of the Board to function as a unit. The Chairman is to endeavour to fulfill his Board responsibilities in a manner that will ensure that the Board is able to function independently of management and is to consider, and allow for, when appropriate, a meeting of independent directors, so that Board meetings can take place without management being present. The Chairman is also to endeavour to ensure that reasonable procedures are in place to allow directors to engage outside advisors at the expense of the Corporation in appropriate circumstances.

(g) *Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.*

The attendance record of each of the directors of the Corporation in respect of board meetings and committee meetings held in the year ended December 31, 2008, is as follows:

Name of Director	Attendance Record
Allen J. Bey	Board: 7 out of 7 meetings Reserves Committee: 1 out of 1 meetings
Malcolm T.D. Adams	Board: 7 out of 7 meetings Compensation, Nomination and Governance Committee: 1 out of 1 meetings Reserves Committee: 1 out of 1 meetings
Stuart G. Clark	Board: 7 out of 7 meetings Audit Committee: 4 out of 4 meetings Compensation, Nomination and Governance Committee: 1 out of 1 meetings
Peter Malowany	Board: 6 out of 7 meetings Audit Committee: 3 out of 4 meetings Reserves Committee: 1 out of 1 meetings

Name of Director	Attendance Record
James K. Wilson	Board: 7 out of 7 meetings Audit Committee: 4 out of 4 meetings Compensation, Nomination and Governance Committee: 1 out of 1 meetings

2. **Board Mandate**

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board of Directors is attached as Schedule "A" hereto.

3. **Position Descriptions**

(a) *Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.*

The Board of Directors has developed written position descriptions for the Chairman of the Board of Directors as well as the Chairman of each of the Audit Committee, the Compensation, Nomination and Governance Committee and the Reserves Committee

(b) *Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and the CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.*

The Board of Directors of the Corporation, with input from the Chief Executive Officer of the Corporation has developed a written position description for the Chief Executive Officer.

4. **Orientation and Continuing Education**

(a) *Briefly describe what measures the board takes to orient new directors regarding:*

(i) *the role of the board, its committees and its directors; and*

(ii) *the nature and operation of the issuer's business.*

The Compensation, Nomination and Governance Committee is responsible, if determined appropriate, to develop for approval by the Board and periodically review orientation and education programs for new directors. While the Corporation does not currently have a formal orientation and education program for new recruits to the Board, the Corporation has historically provided such orientation and education on an informal basis. As new directors have joined the Board, management has provided these individuals with corporate policies, historical information about the Corporation, as well as information on the Corporation's performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. The Board believes that these procedures have proved to be a practical and effective approach in light of the Corporation's particular circumstances, including the size of the Corporation, limited turnover of the directors and the experience and expertise of the members of the Board.

(b) *Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.*

No formal continuing education program currently exits for the directors of the Corporation. The Board believes that no formal education program is currently required as a result of the knowledge and experience of the Board members and as the Corporation's legal counsel and auditors provide the Board and applicable Committees with updates of new developments regarding corporate governance and regulatory requirements as they arise.

5. **Ethical Business Conduct**

(a) *Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:*

(i) *disclose how a person or company may obtain a copy of the code;*

The Board of Directors has adopted a code of ethics applicable to all members of the Corporation, including directors, officers and employees. Each director, officer and employee of the Corporation has been provided with a copy of the code of ethics. In addition, a copy of the code of ethics has been filed on SEDAR at *www.sedar.com*.

(ii) *describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and*

The Board of Directors monitors compliance with the code of ethics by requiring each of the senior officers of the Corporation to affirm in writing on an annual basis his or her agreement to abide by the code of ethics, as to his or her ethical conduct and in respect of any conflicts of interest.

(iii) *provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.*

There have been no material change reports filed since the beginning of the year ended December 31, 2008, that pertain to any conduct of a director or executive officer that constitutes a departure from the Corporation's code of ethics.

(b) *Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.*

In accordance with the *Business Corporations Act* (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases, an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c) *Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.*

The Board of Directors has also adopted a "Whistleblower Policy" wherein employees, consultants and external stakeholders of the Corporation are provided with a mechanism by which they can raise concerns in a confidential, anonymous process.

6. **Nomination of Directors**

(a) *Describe the process by which the board identifies new candidates for board nomination.*

Pursuant to the mandate of the Compensation, Nomination and Governance Committee, such Committee has responsibility for recruiting and recommending new members to the Board. At present, the Compensation, Nomination and Governance Committee does not have a process by which it identifies new candidates for Board nomination but rather the identification of new candidates is done on an informal and *ad hoc* basis.

The mandate of the Compensation, Nomination and Governance Committee also includes the responsibility to determine the appropriate size of the Board and the composition of the Board between independent Directors and non-independent Directors on the Board.

Accordingly, the Compensation, Nomination and Governance Committee analyze the needs of the Board and recommend nominees who meet such needs.

(b) *Disclose whether or not the board has a nominating committee composes entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.*

As noted in paragraph (a) above, the Board of Directors has appointed a Compensation, Nomination and Governance Committee. The members of such Committee are Malcolm T.D. Adams, Stuart G. Clark and James K. Wilson, each of whom has been determined to be independent.

(c) *If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.*

As noted in paragraph (a) above, the Compensation, Nomination and Governance Committee has the responsibility, among other things, to prospectively recruit and recommend new members to the Board.

Further information in respect of the operation of the Compensation, Nomination and Governance Committee is set forth below under "Compensation" in paragraph (c).

7. **Compensation**

(a) *Describe the process by which the board determines the compensation for the issuer's directors and officers.*

Directors' Compensation

The process by which the Board determines the compensation of the Corporation's Directors is as follows:

The Compensation, Nomination and Governance Committee has the responsibility, among other things, for making recommendations to the Board in respect of Directors' compensation. In

arriving at its recommendations, the Compensation, Nomination and Governance Committee conducts a periodic review of directors' compensation having regard to various governance reports on current trends in directors' compensation and compensation data for directors of reporting issuers of comparative size to the Corporation.

The compensation of the Corporation's Directors is described in this information circular – proxy statement under the heading "Statement of Executive Compensation – Directors' Compensation".

Executive Compensation

The process by which the Board determines the compensation of the Corporation's officers is described in this Information Circular – Proxy Statement under the heading "Statement of Executive Compensation – Compensation Discussion and Analysis".

(b) *Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.*

The Board of Directors has appointed a Compensation, Nomination and Governance Committee whose members are Malcolm T.D. Adams, Stuart G. Clark and James K. Wilson, each of whom has been determined to be independent.

(c) *If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.*

The Compensation, Nomination and Governance Committee has the responsibility, among other things, for reviewing matters relating to the human resource policies and compensation of the directors, officers and employees of the Corporation and its subsidiaries in the context of the budget and business plan of the Corporation. As part of the mandate and responsibility of the Compensation, Nomination and Governance Committee, the Compensation Committee is responsible for formulating and making recommendations to the Board of Directors in respect of compensation issues relating to directors and employees of the Corporation. Without limiting the generality of the foregoing, the Compensation, Nomination and Governance Committee has the following duties:

(i) to review the compensation philosophy and remuneration policy for employees of the Corporation and to recommend to the Board changes to improve the Corporation's ability to recruit, retain and motivate employees;

(ii) to review and recommend to the Board the retainer and fees to be paid to members of the Board;

(iii) to review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the CEO's performance in light of those corporate goals and objectives, and determine (or making recommendations to the Board with respect to) the CEO's compensation level based on such evaluation;

(iv) to recommend to the Board with respect to non-CEO officer and director compensation including to review management's recommendations for proposed stock option, share purchase plans and other incentive-compensation plan and equity-based plans for non-CEO officer and director compensation and make recommendations in respect thereof to the Board;

(v) to administer the stock option plan approved by the Board in accordance with its terms including the recommendation to the Board of the grant of stock options in accordance with the terms thereof;

(vi) to determine and recommend for approval of the Board bonuses to be paid to officers and employees of the Corporation and to establish targets or criteria for the payment of such bonuses, if appropriate; and

(vii) to review the annual disclosure in respect of compensation matters required by applicable securities laws to be made by the Corporation including the Statement of Executive Compensation required to be included in the information circular – proxy statement of the Corporation for its annual shareholder meeting.

In addition to its duties in respect of human resource policy and compensation matters as described above, the Compensation, Nomination and Governance Committee also has the responsibility for recruiting and recommending new members to the Board.

The Compensation, Nomination and Governance Committee also has the responsibility to oversee the formulation of corporate governance policies and procedures applicable or appropriate to the Corporation. Without limiting the generality of the foregoing, the Compensation, Nomination and Governance Committee has the following duties:

(i) to review on an ongoing basis the effectiveness of the Board and its Committees in fulfilling the mandate of the Board;

(ii) to develop for approval by the Board and periodically review the Corporation's approach to corporate governance matters;

(iii) to review and recommend to the Board for approval reports concerning the Corporation's corporate governance practices as required by any regulatory authority;

(iv) to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

(v) as determined appropriate, to develop and recommend to the Board for approval and periodically review structures and procedures designed to ensure that the Board can function independently of management;

(vi) to determine the appropriate size of the Board, its composition of members between independent Directors and non-independent Directors and the annual nomination of Directors for election;

(vii) as determined appropriate, to undertake a periodic performance review of each Director and in the process ensure each Board member is aware of the contribution they are expected to make including the amount of time and energy expected of each Director;

(viii) to review and recommend to the Board as to the acceptance of any offer to resign of any director of the Board;

(ix) to recruit and recommend new members to the Board;

(x) as determined appropriate, to develop for approval by the Board and periodically review orientation and education programs for new directors;

(xi) to annually review and recommend to the Board the appointments to each committee of the Board and any changes to the terms of reference of the committees;

(xii) to review and recommend compensation for Directors of the Corporation and any other arrangements pursuant to which monies are payable to a director or a party related to a director;

(xiii) to review the Directors and Officers insurance policy and recommend appropriate coverage levels;

(xiv) to periodically review and monitor the Corporation's communication policy with a view to determining whether the Corporation is communicating effectively with shareholders, other stakeholders, the investment community and the public generally;

(xv) to review and consider the engagement at the expense of the Corporation of professional and other advisors by any individual director when so requested by any such director; and

(xvi) to review such other matters of a corporate governance nature as may be directed by the Board from time to time.

Pursuant to the mandate of the Compensation, Nomination and Governance Committee, the committee is to be comprised of at least three (3) directors of the Corporation and all of such members shall be independent. The Board of Directors is from time to time to designate one of the members of the Compensation, Nomination and Governance to be the Chair of the Compensation, Nomination and Governance. At present, the Chairman of the Compensation, Nomination and Governance Committee is Malcolm T.D. Adams.

The Compensation, Nomination and Governance meets at least one time per year and at such other times as the Chairman of the Compensation, Nomination and Governance determines.

(d) *If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.*

A compensation consultant or advisor has not, at any time since the beginning of the year ended December 31, 2008, been retained to assist in determining compensation for any of the issuers, directors and officers; however, the Corporation does subscribe to a third party annual compensation survey specifically dedicated to the petroleum industry.

8. **Other Board Committees**

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee and the Compensation, Nomination and Governance Committee, the Corporation has also created a Reserves Committee to which the Board of Directors has delegated the responsibility for the following matters:

(i) reviewing the Corporation's procedures relating to the disclosure of information with respect to oil and gas activities including reviewing its procedures for complying with its disclosure requirements and restrictions set forth under applicable securities requirements;

(ii) reviewing the Corporation's procedures for providing information to the independent evaluator;

(iii) meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on the Reserves Data (as defined in National Instrument 51-101) (the "**Reserves Data**") and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);

(iv) reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, determining the reason therefor and whether there have been any disputes with management;

(v) providing a recommendation to the Board of Directors as to whether to approve the content or filing of the statement of the Reserves Data and other information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

(vi) reviewing the Corporation's procedures for reporting other information associated with oil and gas producing activities;

(vii) generally reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation's reserves; and

(viii) coordinate meetings with the Audit Committee of the Corporation, the Corporation's senior engineering management, independent evaluating engineers and auditors as required to address matters of mutual concern in respect of the Corporation's evaluation of petroleum and natural gas reserves.

9. **Assessments**

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

As part of its mandate, the Compensation, Nomination and Governance Committee is responsible for reviewing on an ongoing basis the effectiveness of the Board and its Committees, undertaking a periodic performance review of each Director and annually reviewing and recommending to the Board the appointments to each Committee. The Compensation, Nomination and Governance Committee conducted an assessment of the Board, its Committees and individual directors in 2007 and is satisfied that the Board, its Committees and individual directors are working effectively.

AUDIT COMMITTEE

All of the Audit Committee members are independent directors.

Multilateral Instrument 52-101 – Audit Committees provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. All of the members of the Audit Committee are "financially literate" under the definition set out above.

Additional information in respect of the Corporation's Audit Committee is contained on pages 22 to 23 of the Corporation's Annual Information Form dated March 12, 2009, which is available on SEDAR at *www.sedar.com.*

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since January 1, 2007, or in any proposed transaction which has materially affected or would materially affect us or any of our subsidiaries except as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, other than as is disclosed herein.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual general meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to us is available on SEDAR at *www.sedar.com.* Our annual information form also contains disclosure relating to our audit committee and the fees paid to KPMG LLP in 2008. Financial information is provided in our comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2008. To receive a copy of our financial statements and related management's discussion and analysis please contact our Chief Financial Officer at Rock Energy Inc., 800, 607 – 8th Avenue S.W., Calgary, Alberta, T2P 0A7. If you wish, this information may also be accessed on SEDAR at *www.sedar.com.*

DIRECTORS' APPROVAL

The contents and the sending of this information circular - proxy statement have been approved by our directors.

Dated: March 12, 2009.

SCHEDULE "A"

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

The Board of Directors (the "**Board**") of the Corporation is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board will:

- in consultation with the chief executive officer of the Corporation (the "**CEO**"), define the principal objective(s) of the Corporation;
- supervise the management of the business and affairs of the Corporation with the goal of achieving the Corporation's principal objective(s) as defined by the Board;
- discharge the duties imposed on the Board by applicable laws; and
- for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties:

SPECIFIC

Executive Team Responsibility

- Appoint the CEO and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.
- In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.
- Ensure that a process is established as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.
- Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

- Review and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.
- Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.
- Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.
- Ensure that an adequate system of internal control exists.
- Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.

- Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

- Approve annual operating and capital budgets.

- Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

- Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

- Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

- Approve a Business Conduct & Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

- To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

Board Process/Effectiveness

- Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

- Engage in the process of determining Board member qualifications with the Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time) and that the appropriate number of independent directors are on each committee of the Board as required under applicable securities rules and requirements.

- Approve the nomination of directors.

- Provide an orientation to each new director.

- Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

- Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

- Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

- Review and re-assess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

- Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

- Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

- In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

DELEGATION

- The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

- Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of the Corporation, the Chairman of the Board will act as a liaison between stakeholders of the Corporation and the Board (including independent members of the Board).

MEETINGS

- The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

- Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

- Minutes of each meeting shall be prepared.

- The CEO or his designate(s) may be present at all meetings of the Board.

- Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

REPORTING / AUTHORITY

- Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

- Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any director upon request to the CEO.

- The Board shall have the authority to review any corporate report or material and to investigate any activity of the Corporation and to request any employees to cooperate as requested by the Board.

- The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

File No. 82-34785

rockenergy

ALLIANCE TRUST COMPANY
450, 407 – 2nd Street SW
Calgary, Alberta
T2P 2Y3

FORM OF PROXY – ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 13, 2009

This Form of Proxy is solicited by and on behalf of Management.

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the person whose names are printed herein, please insert the name of the chosen proxyholder in the space provided (see Reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect to amendments to matters indentified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Calgary Time, on Monday May 11, 2009

VOTE USING THE INTERNET OR FAX 24 HOURS A DAY 7 DAYS A WEEK!

*Go to the following web site	*Fax to
www.alliancetrust.ca	403-237-6181

If you vote by Internet or Fax, **DO NOT** mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or fax are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

To vote by the Internet, you will need to provide your Control Number listed below.

CONTROL NUMBER

rockenergy

ALLIANCE TRUST COMPANY
450, 407 – 2nd Street SW
Calgary, Alberta
T2P 2Y3

PROXY, SOLICITED BY THE MANAGEMENT OF THE CORPORATION, for the Annual Meeting of Shareholders to be held May 13, 2009.

The undersigned hereby appoints Stuart G. Clark, Chairman of the Board, or failing him, Allen J Bey, President and Chief Executive Officer or instead of either of them,______________________ as proxyholder, with power of substitution, to attend and vote for the undersigned at the Annual Meeting of Shareholders of the Corporation to be held at The Metropolitan Conference Centre, 333 – 5th Avenue S.W., Calgary, Alberta **at 10:00 am (Calgary time), May 13, 2009** and at any adjournments thereof, and without limiting the general authority and power hereby given, the persons named above are specifically directed to vote as instructed.

This proxy revokes and supersedes all proxies of earlier date

THIS PROXY MUST BE DATED.

DATED this day of , 2009.

____
Signature of Shareholder

CONTROL NUMBER

CHECK BOX

RESOLUTIONS	VOTE FOR	VOTE AGAINST OR WITHHOLD
1. Fix the number of directors of the Corporation to be elected at the meeting at five		
2. Election of the five directors as specified in the accompanying Information Circular		
3. Appoint KPMG LLP as Auditors of the Corporation for the ensuing year and authorize the Directors to fix their remuneration		

File No. 82-34785

ROCK ENERGY
2008 Annual Report

Built TO THRIVE



PROFILE

Rock Energy Inc. is a junior oil and natural gas exploration and production company that exited 2008 with approximately 4,000 barrels of oil equivalent per day (boe per day) from its oil and natural gas properties in Western Canada. The production is balanced with approximately 50 percent natural gas, 40 percent heavy oil, and 10 percent light oil and natural gas liquids (NGL).

Rock has a large inventory of drilling locations for both oil and natural gas prospects. The Company plans to grow its drilling inventory during 2009 while executing a conservative capital program to ensure financial viability in uncertain times. Rock's strategy is to grow production to 10,000-15,000 boe per day through a combination of grassroots drilling, acquisitions and mergers within the next three to five years.

Rock is listed on the Toronto Stock Exchange under the symbol RE. At December 31, 2008 there were 25.9 million common shares issued and outstanding.

FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this document, including but not limited to management's assessment of Rock's plans and future operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, future income taxes, wells drilled, acquisitions and dispositions, funds from operations, capital expenditure programs and debt levels, contain forward-looking statements. All statements other than statements of historical fact may be forward-looking statements. These statements, by their nature, are subject to numerous risks and uncertainties, some of which are beyond Rock's control, including the effect of general economic conditions, industry conditions, regulatory and taxation regimes, volatility of commodity prices, currency fluctuations, the availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel, any of which may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such forward-looking statements, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made and, therefore, should not unduly be relied on. These statements speak only as of the date of this document. Rock does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.



BUILT TO THRIVE
through the commodity price cycle.

The energy sector has historically endured fluctuations in commodity prices. The challenge is to build a company that not only survives the cycles, but prospers from them. The analogy is an oak tree (a symbol of strength and endurance) that starts life as a single acorn and then grows a substantive tap-root to ensure its long-term viability through changing seasons and fluctuating conditions. Then, when the climate is right, the tree draws on its foundation and grows taller and stronger. An oak tree is built to thrive through the seasons.

At Rock we have a balanced foundation of production that we expect will generate $17.5 million in cash flow at current forward-strip pricing (our tap-root). Our current debt levels are well below our bank lines and we have an inventory of drilling locations that we are expanding to provide growth when the climate improves.

Rock is built to thrive.



OUR STRATEGIES in the bottom of the cycle position us for the recovery

On one hand 2008 was a period of all-time record commodity prices. Rock grew its average daily production by 56 percent and its cash flow by 168 percent. On the other hand, 2008 presented huge challenges for adding undeveloped land at reasonable cost, drilling wells and recruiting high-quality professional staff.

In early 2009, commodity prices are 75-80 percent lower than at mid-2008 and the energy sector is facing the bottom of the price cycle. The current environment presents its own set of opportunities and challenges. In this period, Rock will respond proactively to changing commodity prices and use the cash generated from operations to drill a limited number of wells, improve operating efficiencies and fund strategically-located asset acquisitions. At the same time, our geoscience team will continue to focus on defining new drilling locations to add to our inventory of opportunity.

We will use the low point of the price cycle to sink our roots deep into the soil and gain strength for the next growth period.

SOME OF OUR KEY INITIATIVES FOR 2009 INCLUDE:



Add a new core area

of operations to our existing base that can further diversify our drilling portfolio and provide top-quartile finding costs and recycle ratios.

Negotiate farm-in deals

that do not require significant drilling commitments before 2010. Many E&P companies will be evaluating their own prospect inventories and will be seeking partners for drilling projects to preserve expiring lands and take advantage of the newly announced Alberta royalty initiatives.

Pursue small asset acquisitions

with our excess bank lines within our core areas. Many junior E&P companies have reached the limit of their bank lines and may be willing to sell assets to generate capital to satisfy their loan commitments.

Deploy small amounts of capital to purchase land and seismic.

This is essential to building our drilling inventory. In the current price environment, we expect to acquire land and seismic at more reasonable prices.

Continue building Rock's inventory of drilling locations.

Rock's existing core areas of West Central Alberta and Plains offer significant potential for production and reserve adds in plays that we have demonstrated an understanding of, and that can be drilled as commodity prices rise and costs decline.

Focus on operating and administrative cost reductions in all areas

of operations (field and office). Improving efficiencies throughout the Company can be a low-cost way to improve overall margins for the long term.

Pursue corporate acquisitions and mergers

that are accretive to Rock's long-term growth prospects, and will provide mass and liquidity for the Company to prosper in the future.

2008 HIGHLIGHTS

	Twelve months ended December 31, 2008	Twelve months ended December 31, 2007
FINANCIAL		
Oil and natural gas revenue ($000)	**$ 80,138**	$ 36,042
Funds from operations ($000)	**$ 40,747**	$ 15,189
Per share – basic	**$ 1.57**	$ 0.72
– diluted	**$ 1.57**	$ 0.72
Net income (loss) ($000)	**$ 1,891**	$ 561
Per share – basic	**$ 0.07**	$ 0.03
– diluted	**$ 0.07**	$ 0.03
Capital expenditures, net ($000)	**$ 50,172**	$ 53,702
	As at December 31, 2008	As at December 31, 2007
Working capital including bank debt ($000)	**$ (38,622)**	$ (29,072)
Common shares outstanding (000)	**25,900**	25,878
Options outstanding (000)	**1,744**	2,308
	Twelve months ended December 31, 2008	Twelve months ended December 31, 2007
OPERATIONS		
Average daily production		
Light and medium oil (bbls/d)	**193**	215
Heavy oil (bbls/d)	**1,329**	1,194
NGL (bbls/d)	**239**	79
Natural gas (mcf/d)	**10,048**	4,261
Total (boe/d)	**3,436**	2,198
Average product prices		
Light and medium oil (CDN$/bbl)	**$ 95.86**	$ 70.69
Heavy oil (CDN$/bbl)	**$ 71.58**	$ 41.18
NGL (CDN$/bbl)	**$ 74.15**	$ 60.00
Natural gas (CDN$/bbl)	**$ 8.72**	$ 6.96
BOE (CDN$/boe)	**$ 63.73**	$ 44.93
Operating netback (CDN$/boe)	**$ 36.33**	$ 23.79

(1) Funds from operations and funds from operations per share are not terms under generally accepted accounting principles (GAAP), and represent cash generated from operating activities before changes in non-cash working capital. Rock considers it a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future growth through capital investment. Funds from operations may not be comparable with the calculation of similar measures for other companies. Funds from operations per share is calculated using the same share basis which is used in the determination of net income/(loss) per share.

AVERAGE DAILY PRODUCTION

(boe/d)


04 05 06 07 08
181 1,122 2,098 2,198 3,436

PROVED PLUS PROBABLE RESERVES

(mmboe)


04 05 06 07 08
1,065 5,952 7,335 9,309 10,154

FUNDS FROM OPERATIONS

($mm)


04 05 06 07 08
1.2 11.4 13.9 15.2 40.7

NET ASSET VALUE PER SHARE – FULLY DILUTED

($/share)


04 05 06 07 08
3.68 4.15 5.08 5.13 5.78

PRESIDENT'S LETTER



Two thousand eight was a remarkable year for Rock and the entire energy sector. The volatility in commodity prices was unprecedented, which created a unique set of opportunities and challenges.

Rock entered 2008 with the objectives of growing production, cash flow and value. The Company accomplished each of its goals, increasing average daily production by 56 percent, funds from operations by 168 percent on an absolute basis and 118 percent on a per share basis, net income by 237 percent on an absolute basis and 114 percent on a per share basis and net asset value per share by 13 percent. At the same time the Company's net undeveloped land position increased to more than 80,000 acres while the average working interest improved to 59 percent.

Rock spent considerable time and energy converting its proved non-producing and probable reserves to proved producing reserves, increasing that category by 32 percent year-over-year, and transforming these reserves into production and cash flow. That production and cash flow will sustain us through the turbulent down-cycle we are currently enduring.

Entering 2009, Rock is taking a cautious approach to capital spending on drilling projects, and instead will focus on increasing its opportunity base and drilling inventory, reducing costs, pursuing small complementary asset acquisitions, reducing debt and participating in consolidation/merger opportunities. The reduced capital program of $15.0 million in 2009, which envisions drilling 12 wells to preserve our reserve base and take full advantage of the recently announced Alberta royalty initiatives programs, will result in an average daily production rate of 3,200-3,400 boe per day for the year. However, Rock will monitor its debt levels to ensure the Company remains well within its bank lines.

There is no doubt that significant opportunities exist at this point in the cycle that can help grow the Company in the next period of improved commodity prices. We intend to capture those opportunities.

Rock's 2008 Accomplishments

Drilling Results

In 2008, Rock participated in 33 (24.3 net) wells, resulting in 18 (18.0 net) heavy oil wells, 14 (5.3 net) natural gas wells and 1 (1.0 net) dry and abandoned well, for a success rate of 96 percent on net cased wells. Rock operated 24 of the 33 gross wells drilled in 2008. The 2008 drilling strategy focused on converting reserves in the proved non-producing or undeveloped and probable categories to proved producing, and increasing average daily production rates.

To date in 2009 Rock has drilled 2 (1.3 net) natural gas wells at Saxon and Elmworth, both of which were cased as natural gas wells. The Saxon well is not expected to be placed on production until next winter as the well tested at rates of 250-300 mcf per day. We will proceed with this tie-in next winter in conjunction with our other activities in this area to minimize our costs. The Elmworth well is expected to be completed and tested after spring breakup and should be on production in the third quarter of 2009.

Infrastructure Construction

A key accomplishment in 2008 was the $14 million spent for the construction of natural gas gathering pipelines, and compressor, dehydration and liquids-handling stations to tie-in Rock's natural gas wells at Saxon, Musreau, Kakwa and Elmworth, all of which are contributing to production and cash flow. Infrastructure ownership provides Rock with a strategic advantage in the Saxon area, allowing the Company to conclude a farm-in agreement that added two sections of land with two to three drilling locations.

Reserves and Net Asset Value

Rock increased total company reserves by 9 percent on a proved plus probable basis, to 10.2 million boe at year-end 2008 from 9.3 million boe at year-end 2007, replacing 167 percent of 2008 production. Proved-producing reserves increased by 32 percent in 2008 to 4.7 million boe versus 3.5 million boe in 2007. All-in finding, development and acquisition (FD&A) costs incurred in 2008 averaged $25.13 per boe (proved plus probable). This one-year cost is unacceptably high, but relates to the $14 million spent on infrastructure ($6.49 per boe (proved plus probable)) and a further $7.2 million spent on land and seismic ($3.35 per boe (proved plus probable)). The Company expects to increase reserve bookings with more production history from the new wells and as the full exploration cycle is completed. Rock's three-year average all-in FD&A cost was $18.25 per boe (proved plus probable), which is more representative of true full-cycle costs.

The year-end 2008 reserve report by GLJ Petroleum Consultants Ltd., using its forecasted commodity prices, indicates a value of $177.5 million for Rock's proved plus probable reserves (net present value discounted at 10 percent, before tax). Rock's net asset value is calculated at $5.96 per share (basic), assuming year-end debt of $38.6 million, land of 80,574 net acres at the acquired cost of $15.4 million, no value for seismic, and 25.9 million basic shares outstanding. This represents an increase of 13 percent from year-end 2007.

On a cautionary note, applying the current forward-price strip (see Table 1) to Rock's reserve base gives a lower net asset value per share of $4.50 (net present value discounted at 10 percent, before tax). To be even more conservative, the net asset value per share based on the current forward-price strip generates a net present value discounted at 20 percent (before tax) of $3.04.

Production Results

Rock's daily production averaged 3,436 boe per day in 2008 compared to 2,198 boe per day in 2007, an increase of 56 percent; Rock exited 2008 with average daily production of approximately 4,000 boe per day. The Company decided to reduce spending in the fourth quarter due to lower commodity prices, which led to production declining to 3,800 boe per day in January. Specifically, Rock has reduced its spending on drilling, and will refrain from working over marginal wells unless it can achieve a short-term payout at current pricing.

Financial Results

In 2008 Rock generated funds from operations of $40.7 million ($1.57 per share) and net income of $1.9 million ($0.07 per share). The Company had capital expenditures of $50.2 million, including a $1.2 million disposition. Total debt was $38.6 million at year-end, against bank lines of $51 million.

Go-Forward Strategy

In contrast to our 2008 plan of building production, cash flow and value, Rock has adopted a cautious approach to capital spending on drilling projects in 2009. Instead, the Company is focused on building its inventory of drilling locations, reducing costs, reducing debt and pursuing mergers and acquisitions. Management believes a careful approach is prudent in these uncertain times, and will work to strengthen and position the Company to take advantage of the opportunities this market may provide.

Rock intends to grow to a production range of 10,000 to 15,000 boe per day within three to five years through a combination of mergers, acquisitions, and grassroots exploration. A company of this size attracts greater market support and is better able to capture opportunities that increase shareholder value.

2009 Capital Program

Rock's Board of Directors has approved a revised capital budget of $15 million for 2009 based on a price forecast for WTI oil of US$47.00 per barrel and for AECO natural gas of CDN$5.00 per mcf. This basic budget includes drilling 12 wells during the year to preserve our reserve base, and take advantage of the recently announced Alberta royalty initiatives. The remaining funds will be used to acquire seismic and land in order to expand the drilling inventory, and reduce our debt levels.

TABLE 1: FORWARD STRIP PRICING NYMEX

At February 27, 2009

Year	NYMEX WTI (US$/bbl)	AECO (CDN$/MMBtu)	Heavy Oil (CDN$/bbl)	FX
2009	49.41	5.12	38.53	0.787
2010	55.78	6.59	43.61	0.791
2011	60.62	7.37	48.83	0.794
2012	64.12	7.61	51.29	0.801
2013	66.74	7.70	53.25	0.804
2014	69.21	7.86	55.29	0.804
2015	Escalate at 2% per annum			



OUR TEAM

Front row, left to right: Gisella Castillo, Tiffany Ness, Bob Phelps, Al Bey, James Elliott, Anita Gross, Bernie Kanwal, Priscilla Brown.

Back row, left to right: Lesley McGilp, Arezki Ioughlissen, Jeff Campbell, Michelle Coleman, Peter Scott, Keith Carr, Jan Rintoul, May Wong, Tony Geier, Simonne Birrell.

Based on this forecast, Rock's production for 2009 is expected to average 3,200 - 3,400 boe per day, generating funds from operations of $17.5 million or $0.68 per basic share. Debt at year-end would be reduced to $36 million. The planned budget will be reviewed at each quarterly meeting of the Board of Directors and may be expanded if commodity prices improve.

Market Outlook

During the last half of 2008 the world entered a severe economic recession. Although the resulting reduction in energy demand is still being determined, the lower commodity prices have sent clear signals to the supply side. The question today, and for the next few months, is whether supply and demand are now better balanced. One thing to consider is that as supply is constrained through reduced drilling; it cannot easily or quickly be restored, potentially leading to future increases in prices and volatility.

The price of WTI crude oil was US$92.00 per barrel at the start of 2008, then exceeded US$145.00 per barrel at mid-year before declining to US$42.00 per barrel at year-end. The market is trying to find clarity in the price for oil as both demand and supply contract. We believe that OPEC will act to cut supply in the short-term and that oil prices will recover by year-end as the supply of oil worldwide continues to decline, and as world economic activity is restored and demand for oil begins to increase.

An important consideration for Rock is heavy oil prices. Heavy oil differentials – the discount in price compared to light crude oil –have narrowed over the last year and Rock is currently receiving approximately $35.00 per barrel for its heavy oil at the wellhead – even with WTI at US$45.00 per barrel.

Going forward, increased refining capacity for heavy oil, coupled with reduced supply to the U.S. Gulf Coast due to declining imports from Venezuela and Mexico, create confidence that heavy oil will continue to receive an attractive price through 2009 and beyond. In addition to the narrow differentials, Rock's Alberta heavy oil has an added advantage of a very low royalty (with low prices) under the provincial government's new royalty regime. Consequently, the Company's cash flow netback on heavy oil is approximately CDN$15.00 per barrel at current prices.

Natural gas production, which is priced to AECO, received CDN$6.40 per mcf at the start of 2008. The price peaked at more than CDN$11.00 per mcf, then fell to CDN$6.35 per mcf at year-end 2008 and to CDN$4.60 per mcf at the time of this report. The high prices early in 2008 drove North American drilling activity to all-time highs. The drilling activity, combined with the production of large shale-gas plays, provided significant supply to the North American market. With the onset of the North American economic recession there has been a significant reduction in industrial demand for natural gas. Despite hurricanes and a cold winter, this extra supply flooded the market and filled storage caverns in the U.S.

The good news is that drilling activity both in the U.S. and Canada has fallen off significantly in response to reduced prices for natural gas. Since new production added in 2008 is characterized by high initial decline rates, overall natural gas production and inventory levels are expected to fall during the next few quarters with a restoration in the supply/demand balance by the end of the year.

Management is concerned about the short-term outlook for natural gas prices. However, it is confident that the balance of supply and demand will be restored over the longer-term and that natural gas will trade in a range of CDN$6.00-CDN$9.00 per mcf at AECO. The Company is seeking opportunities now that will provide attractive projects at this price range.

Conclusion

As we enter 2009, Rock is being cautious. The Company is guarding its balance sheet, reducing its debt, managing its cash flow and striving to capitalize on opportunities that current commodity prices present. Rock's team will continue building its drilling inventory, refine operations to reduce costs, and pursue acquisitions and mergers. In management's experience the best opportunities are captured in the dark seasons. This is a time to capture those opportunities.

Acknowledgements

I would like to take this opportunity to extend my thanks and appreciation to all of our employees and directors. It is through their hard work and commitment that Rock continues to advance.

On behalf of the Board of Directors,

(signed) "Allen J. Bey"

Allen J. Bey
President and Chief Executive Officer

March 12, 2009

EXPLORATION AND OPERATIONS REVIEW

PLAINS HEAVY OIL

In the Plains Core Area Rock's heavy oil properties are located near the city of Lloydminster. Heavy oil provides a solid foundation of production and cash flow for the Company. During 2008, Rock received an average field price of CDN$71.58 per barrel for its heavy oil production. In the current price environment, with WTI oil priced at US$45.00 per barrel, Rock's heavy oil is receiving in excess of CDN$35.00 per barrel at the wellhead.

In 2009 Rock plans to drill 8 wells and will focus on reducing operating and capital costs. The Company has more than 60 heavy oil locations in inventory.

WEST CENTRAL NATURAL GAS

Rock has two primary properties in its West Central Core Area: Elmworth and Bigstone-Saxon, both located in the Deep Basin Fairway. Although the properties have similar targets and play types, they have different drilling depths, costs, risks and rewards. The Deep Basin Fairway of Alberta extends along the Foothills of the Rocky Mountains, from Montana's northern border with Canada, and northwest into British Columbia. It is a reservoir of stacked, gas-charged Cretaceous sands. Modern completion techniques allow Rock to commingle two or more zones in a single wellbore upon the initial completion of the well and to consider horizontal multi-stage completions to provide increased profitability. Rock has more than 50 drilling locations in inventory in this core area.

EXPLORATION AND OPERATIONS REVIEW

OVERVIEW

Rock's exploration and production activities are concentrated in two main core areas: Plains and West Central Alberta. These two geographical areas contain different exploration and development prospects and cover the full range of risk and reward. This combination of project areas provides Rock with a balanced portfolio of opportunities exceeding 100 drilling locations, enabling the Company to prioritize activities and maximize its growth.

In 2008, Rock invested $28.0 million in drilling and completions to participate in 33 (24.3 net) wells, resulting in 18 (18.0 net) heavy oil wells, 14 (5.3 net) natural gas wells and 1 (1.0 net) dry and abandoned well, for a success rate of 96 percent on net cased wells. Rock operated 24 of the 33 gross wells drilled in 2008. The 2008 drilling strategy aimed to convert reserves in the proved non-producing or undeveloped and probable categories to proved producing, while increasing daily production rates. In addition to its drilling program, Rock invested $14.1 million in facilities and natural gas gathering systems, and $7.3 million in land and seismic. Rock's net undeveloped land position grew by 31 percent to 80,574 net acres. The funds invested in facilities, land and seismic positions the Company to add drilling locations and production in the future.

HISTORICAL CAPITAL EXPENDITURES

($000)	**2008**	2007	2006	2005
Land	**$ 5,688**	$ 3,723	$ 4,822	$ 3,737
Seismic	**1,614**	1,359	1,081	1,761
Drilling and completions	**28,004**	15,799	23,931	16,263
Facilities and natural gas gathering systems	**14,095**	1,584	1,446	545
Capitalized G&A	**1,592**	2,004	1,627	865
Total operations	**$ 50,993**	$ 24,469	$ 32,907	$ 10,099
Property acquisitions (dispositions)	**(1,243)**	28,127	(30,874)	60,593
Well site facilities inventory	**344**	94	(165)	401
Office equipment	**78**	1,012	136	72
Total (net of acquisitions and dispositions)	**$ 50,172**	$ 53,702	$ 2,004	$ 84,237

Plains Core Area

In the last two years, Rock has drilled 29 (28.9 net) wells in its Plains Core Area:

	2008		2007	
	Gross	**Net**	Gross	Net
Heavy oil	**18**	**18.0**	8	8.0
Natural gas	**nil**	**nil**	1	0.9
Dry hole	**1**	**1.0**	1	1.0
Total	**19**	**19.0**	10	9.9

All heavy oil wells drilled in 2008 were placed on production during the year which increased the average rate to 1,440 barrels per day in December 2008 from 1,140 barrels per day in January 2008.


ALBERTA
WEST CENTRAL
ELMWORTH
SAXON
LLOYDMINSTER
PLAINS

West Central Core Area

Rock drilled 20 (7.6 net) wells in its West Central Core Area in the last two years:

	2008		2007	
	Gross	**Net**	Gross	Net
Saxon	**1**	**1.0**	1	1.0
Tony Creek	**2**	**0.9**	nil	nil
Girouxville	**2**	**0.9**	nil	nil
Musreau/Kakwa	**1**	**0.2**	3	0.9
Markerville	**1**	**0.2**	nil	nil
Elmworth	**7**	**2.1**	1	0.3
Dry hole	**nil**	**nil**	1	0.1
Total	**14**	**5.3**	6	2.3

Rock operated 5 (2.5 net) of the 14 (5.3 net) wells in 2008 compared to 2 (1.3 net) wells in 2007. All wells drilled in 2008 were brought on-stream in 2008 with the exception of 2 (0.6 net) Elmworth wells which were delayed until the first quarter of 2009 behind a compression expansion. Although only 2 of the new Elmworth wells did not come on production in 2008, several other Elmworth wells were shut-in in December to allow production from other new producers. West Central Core Area production increased to 2,300 boe per day in December 2008 from 1,070 boe per day in January 2008, with the majority of the production increase contributed by the Saxon and Elmworth properties.

HEAVY OIL

PLAINS CORE AREA

In the Plains Core Area Rock generally holds 100 percent working interest in its lands and operates its production. The main focus is exploring for heavy oil and shallow natural gas from the Mannville Group at depths of 500-1,000 metres. The cost to drill a typical heavy oil well is $300,000, with completions, equipping and tie-in costing an additional $250,000. These heavy oil wells generally have an initial production rate of 40-60 barrels per day and will recover 70,000 barrels of oil. In 2008 Rock spent $11.0 million in total drilling, completion, and equipping capital in our heavy oil areas to drill 18 (18.0 net) oil wells and 1 (1.0 net) dry hole. These activities increased Plains production to 1,440 barrels per day by December.

Of the heavy oil wells drilled in 2008, 15 (15.0 net) have reserves assigned as expected; however, 3 (3.0 net) wells that experienced production issues within months after completion have no reserves assigned to them. The Company is reviewing whether these wells could be viable producers.

The one-year FD&A cost for the Plains Core Area is $16.66 per boe; the three-year average cost of $12.26 per boe is generally in line with management's expectations.

During 2008, Rock received an average heavy oil field netback of $38.32 per barrel, which equates to a one-year operating recycle ratio of 2.3 times. In the current price environment of US$45.00 per barrel WTI, the Company is receiving a field netback price (net of costs and royalties – the latter is less than 5 percent on Crown leases) – of approximately $15.00 per barrel, generating an operating recycle ratio of 1.0-1.2 times. Rock is focused on reducing finding and development costs to approximately $10.00 per barrel by using its inventory of more than 60 drilling locations.



Heavy Oil Well with a Progressive Cavity Pumping System – This rotary system is used for the majority of Rock's heavy oil wells.



Heavy Oil Well with a Continuous Pump to Surface System – This reciprocating system is used on a few of the heavy oil wells that produce larger amounts of sand.

Lloydminster, Alberta



R3
R2
R1W4
R28
R27
R26
R25W3
T51
T50
T49
T46
T45
LLOYDMINSTER
TOWN OF
LLOYDMINSTER
NEILBURG
Rock Energy land
Future drilling locations

QUICK LOOK

1	Producing wells	55
2	December 2008 production (barrels per day)	1,440
3	Costs to drill, complete, equipment and tie-in per well	$550,000
4	Reserves per well (barrels)	70,000
5	Initial production rate (barrels per day)	40-60
6	Drilling locations	60
7	Operating cost ($/boe)	$14.00-$16.00
8	Oil API gravity	12°-16°

OUTLOOK

1. Increase drilling inventory
2. Reduce operating costs
3. Pursue small asset acquisitions
4. Increase production and reserves

HEAVY OIL

PLAINS CORE AREA

Rock Energy's key properties in the Plains core area include:

Neilburg – Rock drilled 2 step-out wells in 2008 which have an estimated 6-10 follow-up locations.

Edam – The Company has experienced some initial success in restoring production that was affected by natural gas migration. We expect to bring one more well back on production in the first half of 2009 to complete our work and increase reserves. We have also identified 2-4 new potential drilling locations in a nearby pool.

Lloydminster – We have identified 2 new pool extension locations on lands which were purchased in 2008, which if successful would lead to 6-10 development wells.

The Company is also focused on lowering operating costs to improve its field netback price. We expect to reduce our operating costs through investments in fuel gas gathering systems and salt water disposal facilities.

Rock remains a firm believer in the economics of heavy oil, which is an integral part of the overall portfolio. The Company will maintain discipline in its drilling programs in order to ensure adequate returns and value creation.

Lloydminster, Alberta


R3W4
T50
Rock Energy land
Future drilling locations
Lithic channel

Neilburg, Saskatchewan



R26
R25
T46
T45
Rock Energy land
Future drilling locations
R3W4
T46
Rock Energy land
2008 drilling locations
Future drilling locations
Lithic channel

NATURAL GAS

WEST CENTRAL CORE AREA

Elmworth, Alberta

The September 2007 acquisition of Greenbank Energy Ltd. provided Rock with 1.9 million boe of proved plus probable reserves, 500 boe per day of production (92 percent natural gas), more than 25,000 net acres of undeveloped land and 25-30 drilling locations primarily in the Elmworth area.

During 2008 Rock drilled 7 (2.1 net) natural gas wells (operating 3 of the 7 wells) and participated in the expansion of a compression facility in the area. More importantly, the Company increased its land position in 2008 by acquiring 24,320 acres at an average working interest of 97 percent. At year-end Rock had increased its net undeveloped land to more than 42,300 net acres in the Elmworth/Grande Prairie area. The average working interest in the undeveloped lands at Elmworth also increased to 50 percent from 30 percent.

The Elmworth play, which is a natural extension of Rock's Deep Basin exploration program, moves Rock's activities northward from Kaybob/Saxon, into an area where the stacked Cretaceous natural gas plays are shallower at 2,000-2,200 metres, drilling costs are lower, natural gas processing capacity is readily available and surface operations can be completed year-round (excluding spring breakup).

The primary geological targets in this area are the Bluesky, Gething, Nikanassin, Halfway, Charlie Lake and Montney. Reserves have historically been exploited using vertical wells with relatively small fracture stimulations. Because this is a tight gas reservoir, and the depths are relatively shallow, Rock is drilling more than one well per section, and is investigating the opportunity for horizontal multi-stage fracturing to recover more of the natural gas reserves. The Company has built a significant land position and should this completion technique be effective it could provide significant upside.

During 2009, Rock is focused on acquiring seismic to develop drilling locations on our newly acquired lands, and refining our drilling and completion techniques to maximize the reserve potential. We have made the investment in infrastructure and land in this area and we are now focusing our efforts on building an inventory of drilling locations.



Typical Elmworth Wellsite Facility



Elmworth Compressor Station – Second compressor installation alongside original compressor.

Elmworth, Alberta


R12
R11
R10
R9
R8
R7
R6
R5W6
T72
T71
T70
T69
T68
GRANDE PRAIRIE
Rock Energy land
Land added in 2008
2008 drilling locations
Future drilling locations
3D seismic

QUICK LOOK

1	December 2008 production (boe per day)	700
2	Producing wells	35 (10.1 net)
3	Costs to drill, complete, equip and tie-in per well	$2.2 million
4	Reserves per well (bcf)	2.0
5	Initial production rate (mmcf per day)	2.0
6	Operating costs ($/boe)	$8.00-$9.00

OUTLOOK

1. Acquire seismic over newly acquired lands
2. Build drilling inventory
3. Test new horizontal completion techniques
4. Reduce capital and operating costs

NATURAL GAS

WEST CENTRAL CORE AREA

Kaybob, Bigstone and Saxon, Alberta

Rock has been assembling a land position and an inventory of drilling prospects in the greater Kaybob/Bigstone area since 2005. Today, the Company has more than 15 drilling locations on its lands. A well in the Bigstone area typically costs $1.5 million to drill plus a further $1.3 million to complete, equip and tie-in. Wells target the stacked Cretaceous formations such as the Gething, Bluesky, Dunvegan and others, including the Montney, and will typically have initial production rates of 1-2 mmcf per day and recover 1-3 bcf of natural gas.

In December 2007 Rock drilled a successful exploration well at Saxon, followed by a second well in January 2008. Both wells were drilled at 100 percent working interest and made multi-zone Deep Basin pool discoveries that tested at a combined rate in excess of 7 mmcf per day. During the first quarter of 2008 the Company completed the construction of a 13-kilometre pipeline and compression dehydration facilities to bring these wells on-stream. The wells commenced production in May 2008 at a rate of 5.0 mmcf per day with 50 barrels per mmcf of natural gas liquids.

As owner of the infrastructure, Rock was able to negotiate a farm-in on two sections of land adjacent to the discoveries. The earning well started drilling in December 2008 and was cased and completed in January 2009 (earning a 75 percent working interest in the two sections). Though this well will not be tied in until next winter (in conjunction with the 2009-2010 winter drilling and operations program), it has earned two to three more drilling locations for Rock.

For the remainder of 2009 Rock will focus on increasing its land position and reducing operating costs. Specifically, the Company is evaluating a possible plan to tie its natural gas into a different processing plant to increase its flexibility, reduce downtime and lower processing costs. Because there is a significant reserve of natural gas-in-place over Rock's lands (tight gas reservoirs) the Company will also evaluate the potential for other drilling and completion techniques such as horizontal multi-stage fracturing that may be more effective.



Saxon Wellsite Facility with Lineheater and Telemetry



Saxon Compression and Dehydration Facility in final stage of construction

Saxon, Alberta



R25
R24
R23
R22
R21
R20W5
T65
T64
T63
T62
T61
T60
T59
SAXON
7-20
6-17
3-7
15-5
TONY CREEK
WASKAHIGAN
SAXON
Rock Energy land
Gas well
Future drilling locations
Dunvegan
Gething
Bluesky
100% Rock-owned pipeline
New compressor station

QUICK LOOK

1	Producing natural gas wells	13 (4.2 net)
2	Production in December 2008 (boe per day)	550
3	Costs to drill, complete, equip and tie-in per well	$2.8 million
4	Reserves per well (bcf)	3.0
5	Initial production rate (mmf per day)	2.0
6	Operating costs ($/boe)	$9.00-$11.00

OUTLOOK

1. Increase land position through farm-ins and land sales
2. Expand drilling inventory
3. Reduce operating costs
4. Evaluate alternative completion techniques

Management's Discussion and Analysis

Rock Energy Inc. ("Rock" or the "Company") is a publicly traded energy company engaged in the exploration for and the development and production of crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and natural gas exploration and production company through internal operations and acquisitions.

Rock evaluates its performance based on net income, field netback, funds from operations and finding and development costs. Funds from operations are a measure used by the Company to analyze operations, performance, leverage and liquidity. Field netback is a benchmark used in the oil and natural gas industry to measure the contribution of the oil and natural gas operations following the deduction of royalties, transportation costs and operating expenses. Finding and development costs are another benchmark used in the oil and natural gas industry to measure the capital costs incurred by the Company to find and bring reserves on-stream.

Rock faces competition in the oil and natural gas industry for resources, including technical personnel and third-party services, and capital financing. The Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and to control operating and administrative cost structures. Rock also seeks to obtain the best price available based on the quality of its produced commodities.

The following Management's Discussion and Analysis is dated March 12, 2009 and is management's assessment of Rock's historical, financial and operating results, together with future prospects, and should be read in conjunction with the audited consolidated financial statements of Rock for the year ended December 31, 2008.

BASIS OF PRESENTATION

Certain financial measures referred to in this discussion, such as funds from operations and funds from operations per share, are not prescribed by generally accepted accounting principles (GAAP). Funds from operations is a key measure that demonstrates the ability to generate cash to fund expenditures. Funds from operations is calculated by taking the cash provided by operations from the consolidated statement of cash flows and adding back changes in non-cash working capital. Funds from operations per share are calculated using the same methodology for determining net income per share. These non-GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP. The reconciliation between funds from operations and cash flow from operations for the three months and years ended December 31, 2008 and 2007 is presented in the table below.

($thousands)	12 Months Ended 12/31/08	12 Months Ended 12/31/07	3 Months Ended 12/31/08	3 Months Ended 12/31/07
Funds from operations	**$ 40,747**	$ 15,189	**$ 5,516**	$ 4,735
Changes in non-cash working capital	**843**	(1,035)	**745**	251
Cash flow from operations	**$ 41,590**	$ 14,154	**$ 6,261**	$ 4,986

Management uses certain industry benchmarks such as field netback to analyze financial and operating performance. Field netback has been calculated by taking oil and gas revenue less royalties, operating costs and transportation costs. This benchmark does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Management considers field netback as an important measure to demonstrate profitability relative to commodity prices.

All barrels of oil equivalent (boe) conversions in this report are derived by converting natural gas to oil at the ratio of six thousand cubic feet (mcf) of natural gas to one barrel (bbl) of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Certain statements and information contained in this document, including but not limited to management's assessment of Rock's plans and future operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, future income taxes, wells drilled, acquisitions and dispositions, funds from operations, capital expenditure programs and debt levels, contain forward-looking statements. All statements other than statements of historical fact may be forward-looking statements. These statements, by their nature, are subject to numerous risks and uncertainties, some of which are beyond Rock's control, including the effect of general economic conditions, industry conditions, regulatory and taxation regimes, volatility of commodity prices, currency fluctuations, the availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel, any of which may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such forward-looking statements, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made and, therefore, should not unduly be relied on. These statements speak only as of the date of this document. Rock does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All financial amounts are in thousands of Canadian dollars (CDN) unless otherwise noted.

GUIDANCE AND OUTLOOK

The Company issued guidance on November 13, 2008 for projected 2008 and 2009 results. The table below provides the guidance for 2008 with actual results.

2008 GUIDANCE

	2008 Guidance	Actual	Difference
2008 Production (boe/d)			
Annual	3,400-3,600	3,436	0%
Exit (December average)	4,300-4,500	4,055	(8)%
2008 Funds from Operations			
Annual	$43 million	$40.7 million	(5)%
Annual (per share)	$1.66	$1.57	(5)%
2008 Capital Budget			
Expenditures	$52 million	$50.2 million	(3)%
Gross wells drilled	34	33	(3)%
Total net debt at year-end	$38 million	$38.6 million	2%
Pricing (Fourth Quarter)			
Oil – WTI	US$70.00/bbl	US$58.73/bbl	(16)%
Natural gas – AECO	$7.00/mcf	$6.70/mcf	(4)%
US/CDN dollar exchange rate	0.85	0.825	(3)%

Production average for the year was within the guidance range; however, the exit rate was below guidance primarily as the compressor expansion at Elmworth in the West Central core area did not come on-stream until mid first quarter 2009 compared to our forecast start date of mid November 2008 and we elected to leave approximately 100 bbls/day of heavy oil shut-in for maintenance purposes given the low heavy oil price. Funds flow from operations was below guidance due to lower prices and production in the fourth quarter of 2008. Capital expenditures were lower than forecast as 1 (1.0 net) well at Saxon did not start drilling until the first quarter of 2009. As a result of lower funds from operations, partially offset by lower capital expenditures, debt levels were slightly above guidance levels.

Guidance for 2009 has been updated to reflect results from the winter drilling program, well performance and lower expected commodity prices. The table below updates the Company's previous guidance that was issued November 13, 2008.

2009 GUIDANCE

	2009 Previous Guidance	2009 Revised Guidance	Change
2009 Production (boe/d)			
Annual	4,100-4,300	3,200-3,400	(21)%
Exit	4,400-4,600	3,100-3,300	(29)%
2009 Funds from Operations			
Annual	$33 million	$17.5 million	(47)%
Annual – (per share)	$1.28	$0.68	(47)%
2009 Capital Budget			
Expenditures	$37.5 million	$15 million	(60)%
Gross wells drilled	35	12	(66)%
Total net debt at year-end	$42.5 million	$36.1 million	(15)%
Pricing (Annual Average)			
Oil – WTI	US$70.00/bbl	US$47.00/bbl	(33)%
Natural gas – AECO	Cdn$7.00/mcf	Cdn$5.00/mcf	(29)%
US/CDN dollar exchange rate	0.85	0.80	(6)%

The decline in commodity prices has caused Rock to significantly cut back on capital expenditures. If these commodity prices persist the Company anticipates drilling 12 (10.7 net) wells in 2009 of which 2 (1.3 net) wells were drilled in the first quarter of 2009. Furthermore wells that require servicing are likely to be delayed unless a short payout period can be achieved on the expected service expenditures. Rock anticipates acquiring land and seismic (current budget of $1.8 million) in order to develop additional drilling inventory which can be accessed once commodity prices improve. Rock anticipates that Lloyd blend heavy oil prices need to approach $50.00/bbl and natural gas prices need to exceed $7.00/mcf in order to significantly expand our drilling activities. In the current environment Rock anticipates natural production declines and delayed well servicing will cause 2009 production to average approximately 3,300 boe/day with exit rates of approximately 3,200 boe/day. The combined reduction in commodity prices and production is expected to result in funds from operations for 2009 of approximately $17.5 million ($0.68 per basic share). Royalty rates are expected to average 15 percent in this price environment and after taking into account the new initiatives recently announced by the Alberta government (down from 26 percent in the previous forecast), operating costs are expected to average 5 percent higher than previously forecast at $12.85/boe based on recent experience and net G&A expense of $2.60/boe (up from $2.00/boe in our previous guidance due to lower forecast production). Debt to funds from operations ratio is expected to be about 2.1 times on an annual basis, falling from a high of 2.9 times in the first quarter down to 1.7 times in the fourth quarter. Management believes in the current commodity price cycle, capital expenditures should be less than funds from operations, with capital expenditures directed at preserving the reserve base. We will continue to monitor debt availability, funds from operations and capital expenditures in order to chart a prudent course of action and stay within our borrowing capacity.

PRODUCTION AND PRICES

PRODUCTION BY PRODUCT

	12 Months Ended 12/31/08	12 Months Ended 12/31/07	Change	3 Months Ended 12/31/08	3 Months Ended 12/31/07	Quarterly Change
Natural gas (mcf/d)	**10,048**	4,261	136%	**11,731**	6,372	84%
Light and medium oil (bbls/d)	**193**	215	(10)%	**169**	206	(18)%
Heavy oil (bbls/d)	**1,329**	1,194	11%	**1,537**	1,323	16%
NGL (bbls/d)	**239**	79	203%	**298**	81	268%
Total (boe/d) (6:1)	**3,436**	2,198	56%	**3,959**	2,672	48%

PRODUCTION BY AREA

	12 Months Ended 12/31/08	12 Months Ended 12/31/07	Change	3 Months Ended 12/31/08	3 Months Ended 12/31/07	Quarterly Change
West Central Alberta (boe/d)	**1,722**	642	168%	**2,090**	1,041	101%
Plains (boe/d)	**1,362**	1,196	14%	**1,563**	1,325	18%
Other (boe/d)	**352**	360	(2)%	**306**	306	0%
Total (boe/d) (6:1)	**3,436**	2,198	56%	**3,959**	2,672	48%

Production increased 56 percent for the year ended December 31, 2008 over the prior year due to new natural gas and NGL production from Saxon in the West Central core area, production acquired and new drilling at Elmworth, and increased heavy oil production. New production at Saxon (West Central core area) reflects our efforts in the deep basin area over the last several years. Land and seismic was acquired in the summer of 2007 and the first wells were drilled and tied-in during the 2007-08 winter drilling season resulting in new production coming on-stream in May 2008. Rock still has 4-6 additional locations in inventory. The Company's Elmworth property in the West Central core area was acquired with the Greenbank acquisition at the end of the third quarter of 2007. Production at the time of acquisition was approximately 500 boe/day (92 percent natural gas) and through drilling this past summer has grown to more than 700 boe/day. Start up of a compressor expansion scheduled for mid November 2008 was delayed until early February 2009 and is expected to add additional production. Heavy oil production increases were driven by drilling which primarily occurred in third quarter of 2008. Of the 18 (18.0 net) cased wells drilled, 14 (14.0 net) are producing at expected rates or better, 1 (1.0 net) is waiting on recompletion and 3 (3.0 net) have declined significantly within months of production and are currently shut-in.

Production increased by 48 percent in the fourth quarter of 2008 from the same period last year and reached 4,000 boe/day during the quarter due to the Company's drilling activity at Saxon and Elmworth in the West Central core area and heavy oil in the Plains core area. Later in the fourth quarter and continuing in the first quarter of 2009 the Company has delayed servicing of some heavy oil wells and delayed the drilling of any additional wells subsequent to the Saxon and Elmworth wells that were drilled in January 2009. As a result current production is approximately 3,700 boe/day. New production from the Elmworth drills plus the start up of additional compression at Elmworth will help offset production declines and delayed servicing.

PRODUCT PRICES

	12 Months Ended 12/31/08	12 Months Ended 12/31/07	Change	3 Months Ended 12/31/08	3 Months Ended 12/31/07	Quarterly Change
Realized Product Prices						
Natural gas ($/mcf)	**8.72**	6.96	25%	**7.27**	6.64	9%
Light and medium oil ($/bbl)	**95.86**	70.69	36%	**57.20**	81.66	(30)%
Heavy oil ($/bbl)	**71.58**	41.18	74%	**40.17**	42.56	(6)%
NGL ($/bbl)	**74.15**	60.00	24%	**45.78**	67.81	(32)%
Combined average ($/boe) (6:1)	**63.73**	44.93	42%	**43.02**	45.26	(5)%

	12 Months Ended 12/31/08	12 Months Ended 12/31/07	Change	3 Months Ended 12/31/08	3 Months Ended 12/31/07	Quarterly Change
Average Reference Prices						
Natural gas – Henry Hub Daily Spot (US$/mmbtu)	**8.88**	6.98	27%	**6.47**	7.01	(8)%
Natural gas – AECO C Daily Spot ($/mcf)	**8.16**	6.45	27%	**6.70**	6.15	9%
Oil – WTI Cushing, Oklahoma (US$/bbl)	**99.65**	72.31	38%	**58.73**	90.68	(35)%
Oil – Edmonton Light ($/bbl)	**102.16**	76.35	34%	**63.21**	86.42	(27)%
Heavy oil – Lloydminster blend ($/bbl)	**82.87**	51.63	61%	**48.61**	55.49	(12)%
US/CDN$ exchange rate	**0.943**	0.935	1%	**0.825**	1.019	(19)%

The first three quarters of 2008 are in contrast to the last quarter of 2008 with respect to commodity price realizations. Rock experienced very strong pricing in the former periods and continual deterioration in prices, particularly for oil based products, in the latter period. The Company realized its lowest prices over the year in December 2008 of $34.60/boe versus the highest realized prices of $89.57/boe in July 2008.

Heavy oil prices were significantly higher for the year ended 2008 compared to 2007 based on the strength of the first three quarters while prices in the fourth quarter of 2008 were 6 percent lower than the same period in 2007. The drop in WTI prices in the fourth quarter were partially offset by narrower price differentials to Edmonton par pricing (36 percent in Q4 2008 versus 51 percent in Q4 2007). WTI prices are currently around US$45/bbl and heavy oil differentials appeared to have narrowed from December 2008 levels resulting in a current estimated heavy oil wellhead price of $35/bbl (compared to $19/bbl for December 2008).

Canadian natural gas prices for the year and fourth quarter of 2008 were higher than 2007. Similar to oil, natural gas prices were higher for the first three quarters of 2008 as higher U.S. prices more than offset the stronger Canadian dollar during this period. However in the fourth quarter of 2008, the weaker Canadian dollar and narrower pricing differential more than offset the decline in U.S. gas prices resulting in a higher Canadian gas price than in the fourth quarter of 2007. Late in the fourth quarter and continuing into 2009, natural gas prices (both in the U.S. and Canada) have continued to decline as the combination of reduced industrial demand due to a poor economy and increased U.S. production from shale gas has more than offset the effect of a colder winter and the lack of liquefied natural gas imports. As a result storage levels compared to last year have gone from a year over year deficit entering the heating season in November 2008 to a surplus currently. Canadian natural gas prices at AECO are currently about $4.25/mcf, approximately 35 percent lower than the $6.60/mcf for December 2008. Rock has not hedged any commodity prices at this time.

REVENUE

The vast majority of the Company's revenue is derived from oil and natural gas operations. Other income is primarily royalty interest revenue.

	12 Months Ended 12/31/08	12 Months Ended 12/31/07	Change	3 Months Ended 12/31/08	3 Months Ended 12/31/07	Quarterly Change
Natural gas	**$ 32,052**	$ 10,830	196%	**$ 7,845**	$ 3,890	102%
Light and medium oil	**6,780**	5,538	22%	**889**	1,547	(43)%
Heavy oil	**34,813**	17,951	94%	**5,681**	5,180	10%
NGL	**6,493**	1,724	277%	**1,255**	507	148%
	80,138	36,042	122%	**15,670**	11,124	41%
Other revenue	**$ 138**	$ 79	75%	**$ 76**	$ 12	533%

Oil and natural gas revenue more than doubled for the year ended December 31, 2008 over 2007 due to higher realized prices and production levels. For the fourth quarter of 2008 oil and natural gas revenue increased by 41 percent from the same period in 2007 as higher production and higher natural gas prices more than offset the decrease in oil prices.

ROYALTIES

	12 Months Ended 12/31/08	12 Months Ended 12/31/07	Change	3 Months Ended 12/31/08	3 Months Ended 12/31/07	Quarterly Change
Royalties	**$ 17,094**	$ 7,035	143%	**$ 3,366**	$ 2,017	67%
As a percentage of oil and natural gas revenue	**21.3%**	19.5%	9%	**21.6%**	18.1%	19%
Per boe (6:1)	**$ 13.59**	$ 8.77	55%	**$ 9.24**	$ 8.21	13%

Royalties increased for the year and quarter ended December 31, 2008 over the prior year periods due to higher production levels and higher prices. Alberta Royalty Tax Credits (ARTC), which was cancelled effective January 1, 2007, impacted the fourth quarter of both 2008 and 2007. The fourth quarter of 2008 included a charge of $72 as a result of an ARTC audit on previously acquired properties and the fourth quarter of 2007 included a $459 benefit as companies with off-calendar (non-December 31) tax year-ends were allowed to benefit from a full calendar year of ARTC. Without the ARTC benefit the royalty rates for 2007 would have been 22.2 percent for the quarter and 20.8 percent for the year.

OPERATING EXPENSES

	12 Months Ended 12/31/08	12 Months Ended 12/31/07	Change	3 Months Ended 12/31/08	3 Months Ended 12/31/07	Quarterly Change
Operating expense	**$ 16,456**	$ 9,505	73%	**$ 5,207**	$ 2,889	80%
Transportation costs	**905**	420	114%	**251**	130	89%
	17,361	9,925	75%	**5,458**	3,019	81%
Per boe (6:1)	**$ 13.81**	$ 12.37	11%	**$ 14.99**	$ 12.28	22%

Operating expenses for the year and quarter ended December 31, 2008 increased over 2007 primarily due to higher production and per unit costs. Heavy oil operations experienced increased cost pressures in 2008 as a result of higher fuel, trucking and service costs compared to the prior year. Fourth quarter 2008 heavy oil operating costs were also negatively impacted by extremely cold weather in December 2008 which led to higher fuel usage. As a result heavy oil per boe operating costs increased in 2008 to $17.60/boe ($18.42/boe for the fourth quarter of 2008) from $12.90/boe in 2007 ($13.61/boe for the fourth quarter of 2007). West Central operations tend to have lower operating costs, particularly at Elmworth, which helps lower the corporate average per boe. Transportation costs increased as a result of the properties acquired at the end of third quarter of 2007.

GENERAL AND ADMINSTRATIVE (G&A) EXPENSE

	12 Months Ended 12/31/08	12 Months Ended 12/31/07	Change	3 Months Ended 12/31/08	3 Months Ended 12/31/07	Quarterly Change
Gross	**$ 4,924**	$ 4,791	3%	**$ 1,421**	$ 1,593	(11)%
Per boe (6:1)	**3.92**	5.97	(34)%	**3.90**	6.48	(40)%
Capitalized	**1,592**	2,004	(21)%	**400**	589	(32)%
Per boe (6:1)	**1.27**	2.50	(49)%	**1.10**	2.39	(54)%
Overhead recoveries	**96**	48	100%	**30**	49	(39)%
Per boe (6:1)	**0.08**	0.06	33%	**0.08**	0.21	(62)%
Net	**3,236**	2,739	18%	**991**	955	4%
Per boe (6:1)	**2.57**	3.41	(25)%	**2.72**	3.88	(30)%

G&A expense increased on an absolute basis in 2008 over 2007 but declined on a per boe basis. Costs increased due to the higher overall cost environment as well as consulting costs associated with higher activity levels. In the fourth quarter of 2008 the Company recorded $59 of bad debt expense related to prior acquisitions. Rock capitalizes certain G&A expenses based on personnel involved in exploration and development initiatives, including salaries and related overhead costs.

INTEREST EXPENSE

	12 Months Ended 12/31/08	12 Months Ended 12/31/07	Change	3 Months Ended 12/31/08	3 Months Ended 12/31/07	Quarterly Change
Interest expense	**$ 1,565**	$ 1,157	35%	**$ 331**	$ 417	(21)%
Per boe (6:1)	**$ 1.24**	$ 1.44	(14)%	**$ 0.91**	$ 1.70	(46)%

Interest expense increased for the year ended 2008 over the 2007 period due to higher average bank debt ($31.4 million for 2008 versus $18.5 million for 2007), partially offset by lower interest rates. For the fourth quarter of 2008 lower average interest rates more than offset the increase in average bank debt ($32.6 million for fourth quarter of 2008 versus $26.2 million for the fourth quarter of 2007) resulting in lower interest expense. Bank debt increased as capital expenditures, excluding acquisitions, exceeded funds from operations and were funded through the Company's bank facility.

DEPLETION, DEPRECIATION AND ACCRETION (DD&A)

	12 Months Ended 12/31/08	12 Months Ended 12/31/07	Change	3 Months Ended 12/31/08	3 Months Ended 12/31/07	Quarterly Change
Depletion and depreciation expense	**$ 27,849**	$ 13,989	99%	**$ 7,734**	$ 5,021	54%
Per boe (6:1)	**$ 22.15**	$ 17.44	27%	**$ 21.24**	$ 20.42	4%
Accretion expense	**$ 260**	$ 154	69%	**$ 71**	$ 48	48%
Per boe (6:1)	**$ 0.21**	$ 0.19	11%	**$ 0.19**	$ 0.20	(5)%

Depletion and depreciation expense for the year and quarter ended December 31, 2008 increased over the prior year periods due to higher production and higher cost reserve additions in 2008. The Company spent relatively more capital in the West Central core area (including approximately $14 million of infrastructure costs) which tends to have higher cost reserve additions than the Plains core area.

The Company's asset retirement obligation (ARO) represents the present value of estimated future costs to be incurred to abandon and reclaim the Company's wells and facilities. The discount rate used is 8 percent.

Accretion represents the change in the time value of ARO. The underlying ARO may be increased over a period based on new obligations incurred from drilling wells, constructing facilities or acquiring operations. Similarly, this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. During the year ended December 31, 2008 capital programs net of dispositions increased the underlying ARO by $491 (December 31, 2007 – $1,592) and actual expenditures on abandonments were $94 (December 31, 2007 – $nil).

INCOME TAX

The Company pays Saskatchewan resource capital taxes based on its production in the province. Rock does not have current income tax payable and does not expect to pay current income taxes in 2009 as the Company and its subsidiaries had estimated resource and other pools available at December 31, 2008 (after the allocation of deferred partnership income) of approximately $114.7 million as set out below:

CEE	$ 28.2 million
CDE	34.6 million
COGPE	10.5 million
UCC	29.5 million
Loss carry-forwards	10.9 million
Other	1.0 million
Total	$ 114.7 million

FUNDS FROM OPERATIONS AND NET INCOME/(LOSS)

	12 Months Ended 12/31/08	12 Months Ended 12/31/07	Change	3 Months Ended 12/31/08	3 Months Ended 12/31/07	Quarterly Change
Funds from operations	**$ 40,747**	$ 15,189	168%	**$ 5,516**	$ 4,735	16%
Per boe (6:1)	**$ 32.40**	$ 18.93	71%	**$ 15.15**	$ 19.26	(21)%
Per share:						
Basic	**$ 1.57**	$ 0.72	118%	**$ 0.21**	$ 0.18	17%
Diluted	**$ 1.57**	$ 0.72	118%	**$ 0.21**	$ 0.18	17%
Net income (loss)	**$ 1,891**	$ 561	237%	**$ (2,083)**	$ 290	(818)%
Per boe (6:1)	**$ 1.50**	$ 0.70	114%	**$ (5.72)**	$ 1.18	(585)%
Per share:						
Basic	**$ 0.07**	$ 0.03	133%	**$ (0.08)**	$ 0.01	(900)%
Diluted	**$ 0.07**	$ 0.03	133%	**$ (0.08)**	$ 0.01	(900)%
Weighted average shares outstanding:						
Basic	**25,885**	21,239	22%	**25,900**	25,847	0%
Diluted	**25,923**	21,239	22%	**25,900**	25,847	0%

The Company issued 6.1 million shares at September 28, 2007 to acquire Greenbank Energy Ltd. which is the primary reason for the increase in weighted average shares outstanding for 2008 versus 2007.

Funds from operations for the year ended December 31, 2008 more than doubled over 2007 as production and price increases more than offset the increase in royalties, operating, G&A and interest costs. On a per boe basis, 2008 funds from operations increased by 71 percent from 2007 primarily for the same reasons except for the reduction in G&A and interest costs. For the fourth quarter of 2008 funds from operations increased by 16 percent on an absolute basis from the prior year's periods primarily as the increase in production more than offset the increase in royalties and G&A costs and decreases in prices. On a per boe basis funds from operations for the fourth quarter of 2008 decreased 21 percent from the prior year due to lower prices, higher royalties and operating costs, partially offset by a decrease in G&A and interest costs. On a per share basis, funds from operations increased 118 percent in 2008 versus 2007 and increased 17 percent in the fourth quarter of 2008 over the same quarter in 2007. The Company posted a 237 percent increase in net income for the year ended 2008 versus 2007 despite higher depletion expense combined with the write-off of goodwill in the third quarter. Higher depletion expense caused Rock to post a net loss for the fourth quarter of 2008 compared to net income for the prior year period.

CAPITAL EXPENDITURES

($thousands)	12 Months Ended 12/31/08	12 Months Ended 12/31/07	Change	3 Months Ended 12/31/08	3 Months Ended 12/31/07	Quarterly Change
Land	**$ 5,688**	$ 3,723	52%	**$ 887**	$ 457	94%
Seismic	**1,614**	1,359	19%	**487**	56	777%
Drilling and completions	**28,004**	15,799	68%	**8,407**	4,801	51%
Facilities & natural gas gathering systems (1)	**14,095**	1,584	1,932%	**(88)**	1,431	(113)%
Capitalized G&A	**1,592**	2,004	(21)%	**400**	589	(32)%
Total operations	**$ 50,993**	$ 24,469	108%	**$ 10,093**	$ 7,334	38%
Property acquisitions (dispositions) (2)	**(1,243)**	28,127	(104)%	**nil**	nil	n/a
Well site facilities inventory	**344**	94	266%	**(833)**	(19)	4,381%
Office equipment	**78**	1,012	(92)%	**(4)**	173	(102)%
Total (net of acquisitions and dispositions)	**$ 50,172**	$ 53,702	(7)%	**$ 9,256**	$ 7,488	24%

(1) Note items have been reclassified from drilling and completion costs to facilities and natural gas gathering systems to better reflect spending categories.

(2) Property acquisitions for 2007 have been restated from the third quarter 2007 report to be presented as the amount allocated to property, plant and equipment versus the consideration paid.

Capital expenditures for operations more than doubled for the year ended December 31, 2008 compared to 2007 as Rock drilled 33 (24.3 net) wells in 2008 versus 16 (12.2 net) wells in 2007. Facilities and natural gas gathering expenditures also increased due to the compression and pipeline facilities that were constructed and brought on-stream at Saxon in the first half of 2008 and due to the completion of tie-in operations in the Musreau and Kakwa areas in the first quarter of 2008.

Plains core area drilling is broken down as follows over the last two years:

	2008	2007
Heavy oil	**18 (18.0 net)**	8 (8.0 net)
Natural gas	**nil**	1 (0.9 net)
Dry hole	**1 (1.0 net)**	1 (1.0 net)
Total	**19 (19.0 net)**	10 (9.9 net)

All of the heavy oil wells were placed on production in 2008 which increased production from 1,140 bbl/day in January 2008 to 1,440 bbl/day in December 2008.

West Central core area drilling is broken down as follows over the last two years:

	2008	2007
Saxon	**1 (1.0 net)**	1 (1.0 net)
Tony Creek	**2 (0.9 net)**	nil
Girouxville	**2 (0.9 net)**	nil
Musreau/Kakwa	**1 (0.2 net)**	3 (0.9 net)
Markerville	**1 (0.2 net)**	nil
Elmworth	**7 (2.1 net)**	1 (0.3 net)
Dry hole	**nil**	1 (0.1 net)
Total	**14 (5.3 net)**	6 (2.3 net)

Rock operated 5 (2.5 net) of the West Central wells in 2008 compared to 2 (1.3 net) wells in 2007. All of the wells drilled in 2008 were brought on-stream in 2008 except for 2 (0.6 net) Elmworth wells which were delayed until the first quarter of 2009 behind a compression expansion. West Central core area production has increased from 1,070 boe/day in January 2008 to 2,300 boe/day in December 2008 with the majority of the production increase coming from Saxon and Elmworth.

Land and seismic expenditures increased in 2008 versus 2007 as the Company added undeveloped acreage and acquired seismic at Elmworth and Saxon in the West Central core area and in the Plains core area. Total net capital expenditures decreased to $50.2 million in 2008 versus $53.7 million in 2007 as minor non-core property dispositions were completed in 2008 versus the acquisition of Greenbank in 2007.

LIQUIDITY AND CAPITAL RESOURCES

Rock's current approved capital budget for 2009 projects spending of $15 million. In 2009 funds from operations is expected to be approximately $17.5 million. Approximately 30 percent of the capital budget is expected to be spent in the first four months of the year with the majority of these costs already incurred at Saxon. The balance of the budget is expected to be spent after spring break-up with almost half it being spent in the third quarter of 2009. At year-end 2008 Rock had debt of $39 million against bank lines of $51 million. The Company's debt-to-funds from operations ratio was 0.9:1 at year-end based on annual 2008 results; however, this ratio has risen to 1.75:1 based on annualized fourth quarter funds from operations. The ratio is expected to rise again in 2009 to approximately 2.9:1 in the first quarter but falling to 1.7:1 in the fourth quarter and averaging 2.1:1 on an annual basis based on current projections.

The projected debt-to-funds from operations ratio is higher than our target of 1.5:1 as commodity prices have fallen significantly since the third quarter of 2008 and Rock's wellhead prices have decreased over 50 percent from a high of $89.57/boe in July 2008 to $34.60/boe in December 2008. As a result, we plan to restrict capital expenditures to be less than funds from operations which should reduce bank debt from year-end 2008 levels. Should commodity prices fall below our current projections, we would look at reducing capital expenditures further and expect to shut-in operations that are not producing positive field netback.

The Company has a demand operating loan facility with a Canadian chartered bank. The facility is subject to the bank's valuation of the Company's oil and natural gas assets and the credit currently available is $51 million. The facility bears interest at the bank's prime rate or at the prevailing bankers' acceptance rate plus an applicable bank fee, which varies depending on the Company's debt-to-funds from operations ratio. The facility also bears a standby charge for undrawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The next annual review for the facility is scheduled to be completed by April 30, 2009. As at March 11, 2009 approximately $32.8 million was drawn under the facility.

SELECTED ANNUAL DATA

The following table provides selected annual information for Rock:

	12 Months Ended 12/31/08	12 Months Ended 12/31/07	12 Months Ended 12/31/06
Production (boe/d)	**3,436**	2,198	2,098
Oil and natural gas revenues ($000)	**$ 80,138**	$ 36,042	$ 33,156
Average realized price ($/boe)	**$ 63.73**	$ 44.93	$ 43.27
Royalties ($/boe)	**$ 13.59**	$ 8.77	$ 8.98
Operating expense ($/boe)	**$ 13.81**	$ 12.37	$ 12.08
Field netback ($/boe)	**$ 36.33**	$ 23.79	$ 22.21
Net G&A expense ($000)	**$ 3,236**	$ 2,739	$ 2,278
Stock-based compensation ($000)	**$ 1,158**	$ 931	$ 1,188
Funds from operations ($000)	**$ 40,747**	$ 15,189	$ 13,867
Per share – basic	**$ 1.57**	$ 0.72	$ 0.71
Per share – diluted	**$ 1.57**	$ 0.72	$ 0.71
Net income (loss)	**$ 1,891**	$ 561	$ (884)
Per share – basic	**$ 0.07**	$ 0.03	$ (0.05)
Per share – diluted	**$ 0.07**	$ 0.03	$ (0.05)

	As at 12/31/08	As at 12/31/07	As at 12/31/06
Total assets	**$ 150,510**	$ 130,495	$ 85,380
Total liabilities	**$ 61,488**	$ 44,301	$ 24,901

SELECTED QUARTERLY DATA

The following table provides selected quarterly information for Rock:

	3 Months Ended 12/31/08	3 Months Ended 09/30/08	3 Months Ended 06/30/08	3 Months Ended 03/31/08	3 Months Ended 12/31/07	3 Months Ended 09/30/07	3 Months Ended 06/30/07	3 Months Ended 03/31/07
Production (boe/d)	**3,959**	**3,526**	**3,454**	**2,798**	2,672	1,965	2,036	2,114
Oil and natural gas revenues ($000)	**$ 15,670**	**$ 24,424**	**$ 24,756**	**$ 15,294**	$ 11,124	$ 8,106	$ 8,279	$ 8,553
Average realized price ($/boe)	**$ 43.02**	**$ 75.27**	**$ 78.80**	**$ 60.06**	$ 45.26	$ 44.85	$ 44.66	$ 44.84
Royalties ($/boe)	**$ 9.24**	**$ 16.02**	**$ 16.53**	**$ 13.11**	$ 8.21	$ 9.18	$ 9.23	$ 8.66
Operating expense ($/boe)	**$ 14.99**	**$ 13.08**	**$ 14.26**	**$ 12.48**	$ 12.28	$ 12.38	$ 12.10	$ 12.75
Field netback ($/boe)	**$ 18.79**	**$ 46.17**	**$ 48.01**	**$ 34.47**	$ 24.77	$ 23.29	$ 23.33	$ 23.43
Net G&A expense ($000)	**$ 991**	**$ 687**	**$ 765**	**$ 793**	$ 955	$ 528	$ 530	$ 726
Stock-based compensation ($000)	**$ 239**	**$ 312**	**$ 315**	**$ 292**	$ 216	$ 207	$ 241	$ 267
Funds from operations ($000)	**$ 5,516**	**$ 13,906**	**$ 13,785**	**$ 7,540**	$ 4,735	$ 3,397	$ 3,536	$ 3,521
Per share – basic	**$ 0.21**	**$ 0.54**	**$ 0.53**	**$ 0.29**	$ 0.18	$ 0.17	$ 0.18	$ 0.18
Per share – diluted	**$ 0.21**	**$ 0.53**	**$ 0.53**	**$ 0.29**	$ 0.18	$ 0.17	$ 0.18	$ 0.18
Net income (loss) ($000)	**$ (2,083)**	**$ (1,266)**	**$ 4,020**	**$ 1,220**	$ 290	$ 15	$ (117)	$ 373
Per share – basic	**$ (0.08)**	**$ (0.05)**	**$ 0.16**	**$ 0.05**	$ 0.01	$ 0.00	$ (0.01)	$ 0.02
Per share – diluted	**$ (0.08)**	**$ (0.05)**	**$ 0.15**	**$ 0.05**	$ 0.01	$ 0.00	$ (0.01)	$ 0.02
Capital expenditures ($000)	**$ 9,256**	**$ 18,174**	**$ 6,345**	**$ 16,398**	$ 7,488	$ 8,367	$ 2,552	$ 7,184

	As at 12/31/08	As at 09/30/08	As at 06/30/08	As at 03/31/08	As at 12/31/07	As at 09/30/07	As at 06/30/07	As at 03/31/07
Total debt ($000) (1)	**$ 38,622**	**$ 34,903**	**$ 30,528**	**$ 37,933**	$ 29,072	$ 26,589	$ 15,268	$ 16,242

(1) Total debt includes bank debt and any working capital deficiency.

Production for the fourth quarter of 2008 increased 12 percent over the preceding quarter and has continued to grow since the third quarter of 2007 mostly due to our drilling program and in part to the Greenbank acquisition completed at the end of the third quarter of 2007. During the course of 2008 the Company has been successful at increasing heavy oil production in our Plains core area and natural gas and NGL production in our West Central core area, particularly at Saxon and Elmworth. The field netback for the first three quarters of 2008 almost doubled levels achieved in 2007 primarily due to strong commodity prices. The rapid decline of commodity prices in the fourth quarter of 2008 caused the field netback to fall below 2007 levels. Royalties reflected increases in revenues but remained fairly constant at about a 21 percent average rate. Operating costs pressures were experienced, particularly for trucking, fuel, and well servicing costs for heavy oil, and were higher on a per boe basis. G&A expenses are generally higher in the fourth quarters of any particular year due to costs associated with year-end reporting. In 2008 G&A expenses were higher than in 2007 due to increased activity levels but lower on a per boe basis. Funds from operations (on an absolute and per share basis) improved with higher production and stronger field netbacks (for the first three quarters of 2008). Net income (on an absolute and per share basis) improved in the first half of 2008 over 2007 levels based on higher funds from operations. In the last half of 2008 the Company reported net losses as a result of a $5.7 million write down of goodwill in the third quarter due to equity market conditions and higher depletion expenses.

Net capital expenditures (excluding acquisitions and dispositions) essentially doubled in 2008 over 2007 levels due to increased drilling activity, land acquisitions and seismic operations in both our core areas. Negative working capital also increased in 2008 over the previous quarter as capital spending exceeded funds from operations in all quarters of 2008 except the second quarter due to spring break-up conditions.

RESERVES

Rock's reserves have been independently evaluated by GLJ Petroleum Consultants Ltd. (GLJ) at year-end 2008. This is the fifth year that GLJ has evaluated the Company's reserves. The reserves as at December 31, 2008 and 2007 have been evaluated in accordance with *National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (NI 51-101)*. The following tables provide a reconciliation of the Company's reserves between year-end 2008 and year-end 2007 on a gross basis (before deducting royalties and without including any royalty interest) (gross interest).

Rock's gross interest reserves at year-end 2008 are 5.8 million boe of proved reserves and 10.2 million boe of proved plus probable reserves. The growth in gross interest reserves resulted from oil and natural gas operations (net of revisions) which added 1.8 million boe of proved reserves and 2.1 million boe of proved plus probable reserves. Proved producing reserves have increased to 46 percent of proved plus probable reserves on a gross interest basis at year-end 2008 from 38 percent at year-end 2007 as a significant amount of capital was spent developing proved reserves and proving up probable reserves, particularly in the West Central core area. The breakdown of reserves on a commodity basis has changed slightly on a proved plus probable basis from 2007 to 2008 with heavy oil now comprising 46 percent of reserves (up from 40 percent in 2007) and natural gas comprising 45 percent of reserves (down from 50 percent in 2007). During 2008 the Company sold 0.05 million boe of proved and 0.07 million boe of proved plus probable gross interest reserves.

RESERVES RECONCILIATION

The following table is a reconciliation of Rock's gross interest reserves at December 31, 2008 using GLJ's forecast pricing and cost estimates as at December 31, 2008.

RECONCILIATION OF COMPANY GROSS INTEREST RESERVES BY PRINCIPAL PRODUCT TYPE (FORECAST PRICES AND COSTS)

	Light and Medium Oil		NGL		Heavy Oil		Natural Gas		Total Oil Equivalent	
Factors	Proved (mbbls)	Proved Plus Probable (mbbls)	Proved (mbbls)	Proved Plus Probable (mbbls)	Proved (mbbls)	Proved Plus Probable (mbbls)	Proved (mmcf)	Proved Plus Probable (mmcf)	Proved (mboe)	Proved Plus Probable (mboe)
December 31, 2007	383	572	207	360	2,275	3,764	14,717	27,677	5,318	9,309
Additions (1)	0	0	48	67	1,000	1,741	2,487	3,589	1,462	2,406
Technical revisions (2)	(29)	(115)	227	230	(185)	(346)	2,068	(8)	359	(231)
Acquisitions	0	0	0	0	0	0	0	0	0	0
Dispositions	(0)	(0)	(2)	(2)	0	0	(309)	(418)	(53)	(72)
Production	(71)	(71)	(88)	(88)	(486)	(486)	(3,667)	(3,667)	(1,258)	(1,258)
December 31, 2008	**284**	**386**	**392**	**567**	**2,603**	**4,673**	**15,295**	**27,173**	**5,828**	**10,154**

(1) Additions include discoveries, extensions, infill drilling and improved recovery.
(2) Technical revisions include technical revisions and economic factors.
Note: Figures may not add due to rounding; mbbl =1,000 bbl, mmcf =1,000 mcf, mboe = 1,000 boe.

RESERVES AND NET PRESENT VALUE (FORECAST PRICES AND COSTS)

The following tables summarize Rock's remaining gross interest reserves volumes along with the value of future net revenue utilizing GLJ's forecast pricing and cost estimates as at December 31, 2008.

RESERVES

Reserves Category	Light and Medium Oil (mbbl)	NGL (mbbl)	Heavy Oil (mbbl)	Natural Gas (mmcf)	Total Oil Equivalent (mboe)
Proved					
Proved producing	263	335	1,963	12,779	4,692
Proved non-producing	20	12	156	1,170	383
Proved undeveloped	0	44	485	1,345	753
Total proved	283	392	2,603	15,295	5,828
Probable additional	103	175	2,070	11,878	4,327
Total proved plus probable	**386**	**567**	**4,673**	**27,173**	**10,154**

Note: Figures may not add due to rounding; mbbl=1,000 bbl, mmcf=1,000 mcf, mboe = 1,000 boe.

NET PRESENT VALUE OF FUTURE NET REVENUE

($000)	Before Income Taxes Discounted at (% per year)					After Income Taxes Discounted at (% per year)				
Reserves Category	0	5	10	15	20	0	5	10	15	20
Proved										
Proved producing	135,106	114,195	99,586	88,764	80,395	129,769	110,505	96,923	86,779	78,876
Proved non-producing	10,106	7,522	5,965	4,909	4,141	7,702	5,692	4,523	3,744	3,183
Proved undeveloped	13,657	10,361	8,031	6,326	5,043	10,175	7,504	5,643	4,299	3,300
Total proved	158,870	132,077	113,582	100,000	89,579	147,646	123,701	107,089	94,822	85,538
Probable additional	116,782	83,892	63,884	50,497	40,955	87,107	61,954	46,686	36,501	29,089
Total proved plus probable	**275,652**	**215,969**	**177,466**	**150,496**	**130,534**	**234,753**	**185,655**	**153,775**	**131,323**	**114,627**

Note: Figures may not add due to rounding.

PRICING ASSUMPTIONS

The following benchmark prices, inflation rates and exchange rates were used by GLJ for the forecast prices and costs evaluation.

SUMMARY OF PRICING AND COST RATE ASSUMPTIONS AT DECEMBER 31, 2008 – FORECAST PRICES AND COSTS

	Oil				NGL				Natural Gas		
Year	WTI Cushing (US$/bbl)	Edmonton Reference Price ($/bbl)	Cromer Medium 29° API ($/bbl)	Hardisty Heavy 12° API ($/bbl)	Edmonton Propane ($/bbl)	Edmonton Butane ($/bbl)	Edmonton Pentane ($/bbl)	Ethane ($/bbl)	AECO-C ($/mcf)	US$/Cdn$ Exchange Rate	Cost Inflation Rate (%/year)
2009	57.50	68.61	59.00	43.10	43.22	52.14	69.98	25.55	7.58	0.825	2
2010	68.00	78.94	68.68	49.76	49.73	61.57	80.52	26.80	7.94	0.850	2
2011	74.00	83.54	73.52	54.35	52.63	65.16	85.21	28.19	8.34	0.875	2
2012	85.00	90.02	80.01	59.23	57.28	70.92	92.74	29.43	8.70	0.925	2
2013	92.01	95.91	84.40	62.54	60.42	74.81	97.82	30.27	8.95	0.950	2
2014	93.85	97.84	86.10	63.82	61.64	76.32	99.80	30.94	9.14	0.950	2
2015	95.73	99.82	87.84	65.13	62.89	77.86	101.81	31.62	9.34	0.950	2
2016	97.64	101.83	89.61	66.46	64.15	79.43	103.87	32.31	9.54	0.950	2
2017	99.59	103.89	91.42	67.83	65.45	81.03	105.97	33.02	9.75	0.950	2
2018	101.59	105.99	93.27	69.22	66.77	82.67	108.10	33.74	9.95	0.950	2
2019+	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	0.950	2

FINDING, DEVELOPMENT AND ACQUISITION COSTS

The following table summarizes Rock's finding, development and acquisition costs for the years ended December 31, 2008, 2007 and 2006, including future development costs.

	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	12 months ended Dec. 31, 2006	3 Year Cumulative Total
Oil and Natural Gas Operations:				
Proved finding and development costs				
Capital expenditures (1) ($000)	**$ 50,939**	$ 24,163	$ 32,907	$ 108,009
Change in future capital costs ($000)	**(2,948)**	3,501	2,939	3,492
Total capital ($000)	**$ 47,991**	$ 27,664	$ 35,846	$ 111,501
Reserve additions (2) (mboe)	**1,462**	949	2,181	4,592
Proved finding and development costs ($/boe)	**$ 32.82**	$ 29.15	$ 16.44	$ 24.28
Proved plus probable finding and development costs				
Capital expenditures (1) ($000)	**$ 50,939**	$ 24,163	$ 32,907	$ 108,009
Change in future capital costs ($000)	**3,106**	3,930	7,986	15,022
Total capital ($000)	**$ 54,045**	$ 28,093	$ 40,893	$ 123,031
Reserve additions (2) (mboe)	**2,406**	1,506	3,624	7,536
Proved plus probable finding and development costs ($/boe)	**$ 22.46**	$ 18.66	$ 11.28	$ 16.33
Acquisitions/Dispositions:				
Proved finding and development costs – acquisitions (dispositions)				
Capital expenditures (1) ($000)	**$ (1,190)**	$ 28,524	$ (30,878)	$ (3,544)
Change in future capital costs ($000)	**(17)**	4,136	(2,400)	1,719
Total capital ($000)	**$ (1,207)**	$ 32,660	$ (33,278)	$ (1,825)
Reserve additions (mboe)	**(53)**	971	(1,042)	(125)
Proved finding and development costs ($/boe)	**$ 22.59**	$ 33.64	$ 31.94	$ 14.65
Proved plus probable finding and development costs – acquisitions (dispositions)				
Capital expenditures (1) ($000)	**$ (1,190)**	$ 28,524	$ (30,878)	$ (3,544)
Change in future capital costs ($000)	**(17)**	11,417	(2,400)	9,000
Total capital ($000)	**$ (1,207)**	$ 39,941	$ (33,278)	$ 5,456
Reserve additions (mboe)	**(72)**	1,898	(1,406)	419
Proved plus probable finding and development costs ($/boe)	**$ 16.69**	$ 21.05	$ 23.67	$ 13.01
Total Activities:				
Proved finding and development costs				
Capital expenditures (1) ($000)	**$ 49,750**	$ 52,687	$ 2,029	$ 104,465
Change in future capital costs ($000)	**(2,965)**	7,637	539	5,211
Total capital ($000)	**$ 46,785**	$ 60,324	$ 2,568	$ 109,676
Reserve additions (3) (mboe)	**1,768**	1,643	1,279	4,690
Total proved finding and development costs ($/boe)	**$ 26.46**	$ 36.72	$ 2.01	$ 23.39
Proved plus probable finding and development costs				
Capital expenditures (1) ($000)	**$ 49,750**	$ 52,687	$ 2,029	$ 104,465
Change in future capital costs ($000)	**3,089**	15,347	5,586	24,022
Total capital ($000)	**$ 52,839**	$ 68,034	$ 7,615	$ 128,487
Reserve additions (3) (mboe)	**2,103**	2,786	2,153	7,042
Total proved plus probable finding and development costs ($/boe)	**$ 25.13**	$ 24.42	$ 3.54	$ 18.24

(1) Capital expenditures include capitalized G&A which has been allocated between oil and natural gas operations and acquisitions, and exclude purchases of equipment still held in inventory and administrative capital expenditures.
(2) Reserve additions exclude revisions.
(3) Reserve additions include revisions.
(4) The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

Finding, development and acquisition ("FD&A") costs are broken down according to oil and natural gas operations, acquisitions and dispositions, and total activities. Oil and natural gas operations include all capital activities in which the Company participated, including operations on the acquired properties after their respective closing dates, but exclude reserve revisions. FD&A costs on the acquired properties are based on the reserve evaluation as at each respective year end less new reserves from operations post closing and were increased by the amount of production from the closing date to December 31 of the respective year to provide an estimate of the reserves purchased. FD&A costs on the disposed properties are based on the reserve evaluation as at December 31, of the year prior to the closing date and were decreased by the amount of production to the closing date. FD&A costs for total activities include operations, acquisitions, dispositions and reserve revisions.

Finding and development costs on operations increased in 2008 compared to 2007 and 2006 as Rock spent more capital in the higher cost West Central core area versus the relatively less expensive Plains core area and increased land expenditures over prior years. Capital spending in the West Central core area includes $14 million for infrastructure spending at Saxon and Musreau/Kakwa. Reserve bookings increased at Saxon based on well performance; however, Musreau/Kakwa wells have not performed as well as expected. New reserve bookings at Elmworth have been lower than expected but there is little production history with these wells and we do expect some upward revisions in the future. FD&A costs for the West Central core area have been higher than expected in part due to the high infrastructure component and lower initial reserve bookings at Elmworth based on early results. In the Plains core area remediation efforts to solve the gas migration issue at our Edam heavy oil property were slowed by the industry approval process. As a result only one of the three affected wells was on production for a significant amount of time in 2008. A second well was placed on production late in 2008 and a third well should be on production in mid 2009. Production from the first remediated well has been more encouraging lately and Management still believes more reserves will ultimately be recoverable at Edam. In addition Rock started to experience higher water cuts in some wells at our Upgrader heavy oil property and a negative reserve revision has been booked as a result. Longer term well performance will be required to determine ultimate recovery. Of the heavy oil wells drilled in 2008, 15 (15.0 net) have reserves assigned as expected, however 3 (3.0 net) wells experienced production issues within months after completion have no reserves assigned to them. FD&A costs for the Plains core area are generally in line with our expectations. Overall, FD&A costs for 2008 are high. On a three year basis the FD&A costs are more reflective of the progress made in growing the Company and generate recycle ratios (FD&A divided by operating netback) of 1.8:1 for operations and 1.6:1 overall.

LAND HOLDINGS

The following table summarizes Rock's land holdings as at December 31, 2008 and 2007:

(acres)		Dec. 31, 2008	Dec. 31, 2007	Change
Developed	– Gross	**81,091**	87,882	(8)%
	– Net	**30,739**	32,406	(5)%
Undeveloped	– Gross	**135,573**	135,069	0%
	– Net	**80,574**	61,718	31%
Total	– Gross	**216,664**	222,951	(3)%
	– Net	**111,313**	94,123	18%

NET ASSET VALUE

The following table summarizes Rock's net asset value and net asset value per share as at December 31, 2008 and December 31, 2007:

($000 except number of shares and net asset value per share)	Dec. 31, 2008	Dec. 31, 2007	Change
Proved plus probable reserves (1) (2)	**177,466**	152,420	20%
Undeveloped land (3)	**15,425**	13,380	15%
Working capital including debt	**(38,622)**	(29,094)	33%
Net asset value	**154,269**	136,706	16%
Year-end shares outstanding (000)	**25,900**	25,878	0%
Net asset value per share	**$ 5.96**	$ 5.28	16%
Option proceeds	**5,390**	7,893	(32)%
Net asset value	**159,659**	144,599	14%
Fully diluted shares outstanding (000)	**27,644**	28,185	(2)%
Net asset value per share (fully diluted)	**$ 5.78**	$ 5.13	16%

(1) Proved plus probable reserves value is based on the net present value of future net revenue from gross reserves using GLJ Petroleum Consultants Ltd.'s January 2008 and 2007 forecast pricing and costs estimates and using a discount rate at 10 percent. Net present value of future net revenue does not represent fair market value.

(2) Reserve values are based on the new Alberta royalty regime for year-end 2008 and the existing Alberta royalty regime for year-end 2007. Note the range of reserve values for 2007 under a high and low royalty assumption case for the new Alberta royalty regime was $144,747 to $152,420 as disclosed in the 2007 Annual Report.

(3) Undeveloped land value is based on the actual cost of land purchased at land sales; land acquired from ELM/Optimum/Qwest in the second quarter of 2005 has been valued at $100 per acre and land acquired through the Greenbank acquisition in the third quarter of 2007 has been valued at $200 per acre.

CONTRACTUAL OBLIGATIONS

In the course of its business, the Company enters into various contractual obligations including the following:

- royalty agreements;
- processing agreements;
- right-of-way agreements; and
- lease obligations for office premises.

Obligations with a fixed term are as follows:

	2009	2010	2011	2012	2013
Office premise leases	$ 828	$ 828	$ 828	$ 552	$ nil
Processing agreements	360	288	238	159	nil
Demand bank loan (1)	$ 34,175	$ –	$ –	$ –	$ –

(1) The demand bank loan is currently under its annual review and is expected to remain in place.

OUTSTANDING SHARE DATA

At December 31, 2008 and to date, Rock had 25,889,843 common shares outstanding. At December 31, 2008 the Company had 1,744,204 stock options outstanding with an average exercise price of $3.09 per share. As of the date hereof Rock has 1,688,871 options outstanding.

OFF-BALANCE-SHEET ARRANGEMENTS

Rock does not have any special-purpose entities nor is it party to any arrangement that would be excluded from the balance sheet.

RELATED-PARTY TRANSACTIONS

The Company has not entered into any related-party transactions during the reporting period.

DISCLOSURE CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. Such officers have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company's disclosure controls and procedures at the financial year-end of the Company and have concluded that the Company's disclosure controls and procedures are effective at the financial year-end of the Company for the foregoing purposes. All control systems by their nature have inherent limitations and, therefore, Rock's disclosure controls and procedures are believed to provide reasonable, but not absolute, assurance that:

- the communications by the Company with the public are timely, factual and accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements;
- non-publicly disclosed information remains confidential; and
- trading of the Company's securities by directors, officers and employees remains in compliance with applicable securities laws.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with the Canadian GAAP. Such officers have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company's internal control over financial reporting at the financial year end of the Company and concluded that the Company's internal control over financial reporting is effective, at the financial year end of the Company, for the foregoing purpose.

The Company is required to disclose herein any change in the Company's internal control over financial reporting that occurred during the period beginning on October 1, 2008 and ended on December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. No material changes in the Company's internal control over financial reporting were identified during such period that has materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

It should be noted a control system, including the Company's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

CHANGE IN ACCOUNTING POLICIES

As of January 1, 2008 the Company adopted new policies to implement the pronouncements from the Canadian Institute of Chartered Accountants ("CICA") in respect of capital disclosures and financial instruments – presentation and disclosures. The new standard for capital disclosures requires disclosure on objectives, policies and processes for managing capital. The new standard for financial instruments places increased emphasis and disclosure on the nature and extent of risks arising from financial instruments and how they are managed. The application of these policies did not result in changes to amounts reported in the consolidated financial statements for the period ended December 31, 2008.

NEW ACCOUNTING PRONOUNCEMENTS

GOODWILL AND INTANGIBLE ASSETS

The CICA in February 2008 issued CICA Handbook section 3064, Goodwill and Intangible Assets, and amended section 1000, Financial Statement Concepts, clarifying the criteria for recognition of assets, intangible assets and internally developed intangible assets. Items that no longer meet the definition of an asset are no longer recognized with assets.

Rock will adopt this section effective January 1, 2009.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008 the CICA confirmed the implementation of International Financial Reporting Standards ("IFRS") as part of Canadian GAAP. The adoption of IFRS in Canada will result in significant changes to current Canadian GAAP and to financial reporting practices followed by Rock. IFRS accounting standards are to be implemented for years beginning after December 31, 2010. Rock will be required to adopt the standard for the year beginning January 1, 2011.

Rock has participated in an industry task force which has identified issues, helped understand the new accounting policies and the choices that can be made and provided guidance regarding the adoption of IFRS for the oil and natural gas industry. In order to transition to IFRS the Company will have to adopt new accounting policies, procedures and reporting standards. As part of this process Rock will have to transition from the full cost method of accounting, which the Company currently follows, to a method acceptable under IFRS. At a minimum IFRS will require the Company to identify new units of account and cash generating units at a more finite level than under full cost accounting and will also require asset impairment testing at the new unit levels. Setting new IFRS accounting policies and the identification of cash generating units will begin in the second quarter of 2009 but not likely completed until the fourth quarter of 2009. It is likely Rock will need to put in place a new accounting system in order to more effectively handle IFRS accounting procedures. Rock will begin to investigate new systems in the second quarter of 2009 with the intent of having a new system in place and operating by January 2010. Currently IFRS is proposing an amendment that, if successful, would allow Canadian companies using the full cost method of accounting for exploration and development activities to utilize their independent reserve report to allocate certain property, plant and equipment costs to newly defined units of account at the time of transition to IFRS. The proposed amendment would significantly reduce the amount of work required to transition the Company to IFRS. The Company intends to have an opening balance sheet that is IFRS compliant for January 1, 2010 at which point both IFRS and Canadian GAAP compliant financial statements will be maintained in order to facilitate full IFRS compliant reporting effective January 1, 2011. Rock will have in-house staff attend training courses specific to IFRS adoption and policies. Rock may engage external consultants to help with the transition and adoption of IFRS.

BUSINESS COMBINATIONS

In January 2009, the CICA issued new standards for Business Combinations. This standard is effective January 1, 2011 and applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2011 for the Company. Early adoption is permitted. This standard replaces Business Combination and harmonizes the Canadian standards with IFRS. This standard was amended to require additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting this standard is expected to have a significant impact on the way the Company accounts for future business combinations.

CRITICAL ACCOUNTING ESTIMATES

A summary of the Company's significant accounting policies is contained in note 2 to the audited consolidated financial statements. These accounting policies are subject to estimates and key judgements about future events, many of which are beyond Rock's control. The following is a discussion of the accounting estimates that are critical to the financial statements.

Oil and Natural Gas Accounting – Reserves Recognition – Rock retained independent petroleum engineering consultants GLJ Petroleum Consultants Ltd. (GLJ) to evaluate its oil and natural gas reserves, prepare an evaluation report, and report to the Company's Reserves Committee. The process of estimating oil and natural gas reserves is subjective and involves a significant number of decisions and assumptions in evaluating available geological, geophysical, engineering and economic data. These estimates will change over time as additional data from ongoing development and production activities becomes available and as economic conditions affecting oil and natural gas prices and costs change. Reserves can be classified as proved, probable or possible with decreasing levels of certainty to the likelihood that the reserves will be ultimately produced.

Oil and Natural Gas Accounting – Full Cost Accounting – Under the full cost method of accounting for exploration and development activities, all costs associated with these activities are capitalized. The aggregate net capitalized costs and estimated future abandonment costs, less estimated salvage values, are amortized using the unit-of-production method based on estimated proved oil and natural gas reserves, resulting in a depletion expense. The depletion expense is most affected by the estimate of proved reserves and the cost of unproved properties. Unproved costs are reviewed quarterly to determine if proved reserves have been established, at which point the associated costs are included in the depletion calculation. Changes to any of these estimates may affect Rock's earnings.

Under the full cost method of accounting, the Company's investment in oil and natural gas assets is evaluated at least annually to consider whether the investment is recoverable and the carrying amount does not exceed the value of the properties, a process known as the "ceiling test". The carrying value of oil and natural gas properties and production equipment is compared to the sum of undiscounted cash flows expected to result from Rock's proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying value of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves using a risk-free interest rate. Any excess carrying value above the net present value of the future cash flows is recorded as a permanent impairment. Reserve, revenue, royalty and operating cost estimates and the timing of future cash flows are all critical components of the ceiling test. Revisions of these estimates could result in a write-down of the carrying amount of oil and natural gas properties.

Asset Retirement Obligations – The Company recognizes the estimated fair value of an asset retirement obligation (ARO) in the period in which it is incurred as a liability, and records a corresponding increase in the carrying value of the related asset. The future asset retirement obligation is an estimate based on the Company's ownership interest in wells and facilities and reflects estimated costs to complete the abandonment and reclamation as well as the estimated timing of the costs to be incurred in future periods. Estimates of the costs associated with abandonment and reclamation activities require judgement concerning the method, timing and extent of future retirement activities. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and this accretion amount is charged to earnings in the period. Actual costs incurred on settlement of the ARO are charged against the ARO. Judgements affecting current and annual expense are subject to future revisions based on changes in technology, abandonment timing, costs, discount rates and the regulatory environment.

Stock-Based Compensation – Stock options issued to employees and directors under the Company's stock option plan are accounted for using the fair value method of accounting for stock-based compensation. The fair value of the option is recognized as stock-based compensation expense and contributed surplus over the vesting period of the option. Stock-based compensation expense is determined on the date of an option grant using the Black-Scholes option pricing model. The Black-Scholes pricing model requires the estimation of several variables including estimated volatility of Rock's stock price over the life of the option, estimated option forfeitures, estimated life of the option, estimated risk-free rate and estimated dividend rate. A change to these estimates would alter the valuation of the option and would result in a different related stock-based compensation expense.

BUSINESS RISKS

Rock is exposed to a number of business risks, some of which are beyond its control, as are all companies in the oil and gas exploration and production industry. These risks can be categorized as operational, financial and regulatory.

Operational risks include generating, finding and developing, and acquiring oil and natural gas reserves on an economical basis (including acquiring land rights or gaining access to land rights); reservoir production performance; marketing; production; hiring and retaining employees; and accessing contract services on a cost-effective basis. Rock attempts to mitigate these risks by employing highly qualified staff and operating in areas where employees have expertise. In addition the Company outsources certain activities to be able to lever industry expertise, without having the burden of hiring full-time staff given the current scope of operations. Typically the Company has outsourced the marketing and certain engineering and land functions. Rock is attempting to acquire existing oil and natural gas operations; however, Rock will be competing against many other companies for such operations, many of which will have greater access to resources. As a small company, gaining access to contract services may be difficult given the competitive nature of the industry, but Rock will attempt to mitigate this risk by utilizing existing relationships.

Financial risks include commodity prices, the U.S./Canadian dollar exchange rate and interest rates, all of which are largely beyond the Company's control. Currently Rock has not used any financial instruments to mitigate these risks. The Company would consider using these financial instruments depending on the operating environment. The Company also will require access to capital. Currently Rock has a debt facility in place and intends to use its debt capacity in the future in conjunction with capital expenditures including acquisitions. It intends to use prudent levels of debt to fund capital programs based on the expected operating environment. It also intends to access equity markets to fund opportunities; however, the ability to access these markets will be determined by many factors, many of which will be beyond the control of the Company.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility to commodity prices. These conditions worsened in 2008 and are continuing in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These factors have negatively impacted company valuations and will impact the performance of the global economy going forward.

Petroleum prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and the demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing credit and liquidity concerns. Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to the Company may, in part, be determined by the Company's borrowing base. A sustained material decline in prices from historical average prices could reduce the Company's borrowing base, therefore reducing the bank credit available to the Company which could require that a portion, or all, of the Company's bank debt be repaid. In the current economic climate, including the recent deterioration in commodity prices, the Company's ability to access both credit and equity markets may be compromised or prohibited as many credit lenders and equity investors are restricting funds available to companies like Rock and as a result, Rock may have to alter its future spending plans.

Rock is subject to various regulatory risks, principally environmental in nature. The Company has put in place a corporate safety program and a site-specific emergency response program to help manage these risks. The Company hires third-party consultants to help develop and manage these programs and help Rock comply with current environmental legislation. Increased public and political concern regarding climate change issues will likely result in increased regulation regarding emissions standards. Given that the Company produces hydrocarbons, such regulation could cause Rock to alter the way it operates and also result in additional costs and taxes associated with climate change regulation which could have a material effect on the Company.

ENVIRONMENTAL RISK AND REGULATION

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to 6 percent below 1990 emission levels. The federal government has introduced legislation aimed at reducing greenhouse gas emissions using an "intensity based" approach, the specifics of which have yet to be determined. Bill C-288, which is intended to ensure that Canada meets its global climate change obligations under the Kyoto Protocol, was passed by the House of Commons on February 14, 2007. There has been much public debate with respect to Canada's ability to meet these targets and the federal government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined could have a material impact on the nature of oil and natural gas operations, including those of the Company.

In Alberta, the reduction emission guidelines outlined the Climate Change and Emissions Management Amendment Act (the "Act") came into effect July 1, 2007. Alberta facilities emitting more than 100,000 tonnes of greenhouse gases a year must reduce their emissions intensity by 12 percent. Industries have three options to choose from in order to meet the reduction requirements outlined in the Act, and these are: (a) by making improvement to operations that result in reductions; (b) by purchasing emission credits from other sectors or facilities that have emissions below the 100,000 tonne threshold and are voluntarily reducing their emissions; or (c) by contributing to the Climate Change and Emissions Management Fund. Pursuant to the Act, March 31, 2008 was the deadline for industries to choose one of these options or a combination thereof. On April 26, 2007, the federal government released its Action Plan to Reduce Greenhouse Gases and Air Pollution (the "Action Plan"), also known as ecoACTION which includes the Regulatory Framework for Air Emissions. This Action Plan covers not only large industry, but regulates the fuel efficiency of vehicles and the strengthening of energy standards for a number of energy-using products.

On January 24, 2008, the Alberta government announced its plan to reduce projected emissions in the province by 50 percent by 2050. This will result in real reductions of 14 percent below 2005 levels. The Alberta government stated it would form a government-industry council to determine a go-forward plan for implementing technologies, which will significantly reduce greenhouse gas emissions by capturing air emissions from industrial sources and locking them permanently underground in deep rock formations (carbon capture). In addition, the plan calls for energy conservation by individuals and for increased investment in clean energy technologies and incentives for expanding the use of renewable and alternative energy sources such as bioenergy, wind, solar, hydrogen, and geothermal. Initiatives under this theme will account for 18 percent of Alberta's reductions.

On January 31, 2008, the Government of Canada and the Province of Alberta released the final report of the Canada-Alberta ecoENERGY Carbon Capture and Storage Task Force, which recommends among others: (i) incorporating carbon capture and storage into Canada's clean air regulations; (ii) allocating new funding into projects through competitive process; and (iii) targeting research to lower the cost of technology.

On March 10, 2008, the Government of Canada released "Turning the Corner – Taking Action to Fight Climate Change" which provides some additional guidance with respect to the Government of Canada's plan to reduce greenhouse gas emissions by 20 percent by 2020 and by 60 percent to 70 percent by 2050. The updated action plan is primarily directed towards industrial emissions from certain specified industries including the oil sands, oil and natural gas, and refining industries. The updated action plan is intended to force industry to reduce greenhouse gas emissions and to create a carbon emissions trading market, including an offset system, to provide incentive to reduce greenhouse gas emission and establish a market price for carbon. The updated action plan provides for: (i) mandatory reductions of 18 percent from the 2006 baseline starting in 2010 and by an addition 2 percent in subsequent years for existing facilities; (ii) new facilities built between 2004 and 2011 will have mandatory emissions standards based upon clean fuel standards (gas) with a 2 percent reduction below the third year's intensity levels; and (iii) oil sands plants built in 2012 and later which use heavier hydrocarbons and upgraders and in situ production will have mandatory standards in 2018 based on carbon capture and storage or other green technologies intensity. For the upstream oil and natural gas industry, the updated action plan also provides for a company threshold of 10,000 boe per day and facility threshold of 3,000 tonnes of CO_2.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on the Company and its operations and financial condition.

ADDITIONAL INFORMATION

Further information regarding the Company, including the Company's Annual Information Form, can be accessed under the Company's public filings found on SEDAR at www.sedar.com. Information can also be obtained by contacting Rock Energy Inc., Suite 800, 607 – 8th Avenue S.W., Calgary, Alberta, T2P 0A7.

Management's Report

TO THE SHAREHOLDERS OF ROCK ENERGY INC.:

The consolidated financial statements of Rock Energy Inc. were prepared by management in accordance with appropriately selected generally accepted accounting principles in Canada. Management has used estimates and careful judgement, particularly in those circumstances where transactions affecting current periods are dependent on information not known until a future period. The financial and operational information contained in this annual report is consistent with that reported in the financial statements.

Management is responsible for the integrity of the financial and operational information contained in this report. The Company has designed and maintains internal controls to provide reasonable assurance that assets are properly safeguarded and that the financial records are well maintained and provide relevant, timely and reliable information to management. The consolidated financial statements have been prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in the notes to the consolidated financial statements.

External auditors appointed by the shareholders have conducted an independent examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Audit Committee has met with the external auditors and management in order to determine if management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Board of Directors has approved the consolidated financial statements on the recommendation of the Audit Committee.

(signed) "Allen J. Bey"

Allen J. Bey
President and Chief Executive Officer

(signed) "Peter D. Scott"

Peter D. Scott
Vice President, Finance and Chief Financial Officer

March 12, 2009

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Rock Energy Inc. as at December 31, 2008 and 2007 and the consolidated statements of income, comprehensive income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) "KPMG LLP"

KPMG LLP
Chartered Accountants
Calgary, Canada
March 12, 2009

Consolidated Balance Sheets

(000s of dollars) As at	December 31, 2008	December 31, 2007
Assets		
Current assets		
Accounts receivable	**$ 11,896**	$ 8,473
Prepaid expenses	**908**	1,383
	12,804	9,856
Property, plant and equipment (note 6)	**137,706**	114,891
Goodwill (note 6)	**–**	5,748
	$ 150,510	$ 130,495
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**$ 17,251**	$ 11,523
Bank debt (note 8)	**34,175**	27,405
	51,426	38,928
Future tax liability (note 12)	**5,565**	1,533
Asset retirement obligation (note 9)	**4,497**	3,840
Shareholders' equity		
Share capital (note 10)	**81,600**	81,600
Contributed surplus (note 11)	**3,458**	2,521
Retained earnings	**3,964**	2,073
	89,022	86,194
Commitments (note 13)		
	$ 150,510	$ 130,495

See accompanying notes to consolidated financial statements.

Approved by the Board:

(signed) "James K. Wilson"

James K. Wilson
Director

(signed) "Allen J. Bey"

Allen J. Bey
Director

Consolidated Statements of Income, Comprehensive Income and Retained Earnings

(000s of dollars, except per share amounts) Years ended	December 31, 2008	December 31, 2007
Revenues:		
Oil and natural gas	**$ 80,138**	$ 36,042
Royalties	**(17,094)**	(7,035)
Other income	**138**	79
	63,182	29,086
Expenses:		
General and administrative	**3,236**	2,739
Operating	**17,361**	9,925
Interest	**1,565**	1,157
Stock-based compensation (note 11)	**1,158**	931
Goodwill impairment (note 6)	**5,748**	–
Depletion, depreciation, and accretion	**28,109**	14,143
	57,177	28,895
Income before taxes	**6,005**	191
Taxes		
Provincial capital taxes (note 12)	**179**	76
Future income taxes (reduction) (note 12)	**3,935**	(446)
Net income and comprehensive income for the year	**1,891**	561
Retained earnings, beginning of year	**2,073**	1,512
Retained earnings, end of year	**$ 3,964**	$ 2,073
Diluted and basic net income per share (note 10)	**$ 0.07**	$ 0.03

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(000s of dollars) Years ended	December 31, 2008	December 31, 2007
Cash provided by (used in):		
Operating:		
Net income for the year	**$ 1,891**	$ 561
Asset retirement expenditures	**(94)**	–
Add: Non-cash items:		
Depletion, depreciation, and accretion	**28,109**	14,143
Goodwill impairment	**5,748**	–
Stock-based compensation	**1,158**	931
Future income taxes (reduction)	**3,935**	(446)
	40,747	15,189
Changes in non-cash working capital	**843**	(1,035)
	41,590	14,154
Financing:		
Issuance of common shares	**81**	12,456
Bank debt	**6,770**	10,903
Repurchase of stock options	**(205)**	(51)
	6,646	23,308
Investing:		
Property, plant and equipment	**(51,414)**	(25,575)
Acquisition of property, plant and equipment (note 5)	**–**	(12,644)
Disposition of property, plant and equipment	**1,243**	–
Changes in non-cash working capital	**1,935**	757
	(48,236)	(37,462)
Change in cash	**–**	–
Cash beginning of year	**–**	–
Cash end of year	**$ –**	$ –
Interest and taxes paid and received:		
Interest paid	**$ 1,565**	$ 1,190
Interest received	**–**	34
Taxes paid	**92**	142

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2008 and 2007

1. NATURE OF OPERATIONS

Rock Energy Inc. (the "Company" or "Rock") is actively engaged in the exploration, production and development of oil and natural gas in Western Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Rock are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(A) CONSOLIDATION

These consolidated financial statements include the accounts of Rock Energy Inc., and its wholly owned subsidiaries Rock Energy Ltd. and Rock Energy Production Partnership. All inter-company transactions and balances have been eliminated upon consolidation.

(B) CASH

Cash and cash equivalents are comprised of cash and short-term investments with an original maturity date of three months or less.

(C) JOINT OPERATIONS

A substantial portion of the Company's oil and natural gas exploration and development activities is conducted jointly with others and, accordingly, these consolidated financial statements reflect only the Company's proportionate interest in such activities.

(D) PROPERTY, PLANT AND EQUIPMENT

Capitalized costs: The Company follows the full cost method of accounting for its oil and natural gas operations, whereby all costs related to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, the cost of petroleum and natural gas production equipment and overhead charges directly related to exploration and development activities. Proceeds from the sale of oil and natural gas properties are applied against capital costs, with no gain or loss recognized, unless such a sale would change the rate of depletion and depreciation by 20 percent or more, in which case a gain or loss would be recorded.

Depletion, depreciation and amortization: The capitalized costs are depleted and depreciated using the unit-of-production method based on proved petroleum and natural gas reserves before royalties, as determined by independent consulting engineers. Oil and natural gas liquids reserves and production are converted into equivalent units of natural gas based on relative energy content. Office furniture and equipment are recorded at cost and depreciated on a declining balance basis using a rate of 20 percent. The cost of acquiring and evaluating unproved properties is initially excluded from the depletion calculation. These properties are assessed periodically for impairment. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion.

Ceiling test: Rock calculates its ceiling test by comparing the carrying amount of oil and natural gas properties and production equipment to the sum of undiscounted cash flows from proved reserves. If the carrying amount is not fully recoverable, the amount of impairment is measured by comparing the carrying amount of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves, using a risk-free interest rate and expected future prices, and the lower of cost, less impairment, and market value of unproved properties. Any excess carrying amount above the net present value of the future cash flows is recorded as a permanent impairment.

Asset retirement obligations: The Company records the fair value of an asset retirement obligation (ARO) as a liability in the period in which it incurs a legal obligation to restore an oil and natural gas property, typically when a well is drilled or other equipment is put in place. The associated asset retirement costs are capitalized as part of the carrying amount of the related asset and depleted on a unit-of-production method over the life of the proved reserves. Subsequent to initial measurement of the obligations, the obligations are adjusted at the end of each reporting period to reflect the passage of time and changes in estimated future cash flows underlying the obligation. Actual costs incurred on settlement of the ARO are charged against the ARO to the extent incurred, with any remainder recorded to earnings as a gain or loss.

(E) INCOME TAXES

Income taxes are calculated using the asset and liability method of tax accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets and liabilities. Future income tax assets and liabilities are calculated using tax rates anticipated to apply in the periods when the temporary differences are expected to reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

(F) FLOW-THROUGH SHARES

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future tax liabilities and share capital are adjusted by the estimated cost of the renounced tax deduction when the expenses are renounced.

(G) STOCK-BASED COMPENSATION

The Company grants options to purchase common shares to employees and directors under its stock option plan. Awards are accounted for using the fair value of accounting for stock-based compensation. Under the fair value method, an estimate of the value of the option is determined at the time of grant using the Black-Scholes option pricing model. The fair value of the option is recognized as an expense and contributed surplus over the vested life of the option. Upon the exercise of stock options the consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

(H) REVENUE RECOGNITION

Revenue from the sale of oil and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates.

(I) MEASUREMENT UNCERTAINTY

The amounts recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations, the amounts used for ceiling test calculations and fair value of identifiable assets for goodwill impairment are based on estimates of reserves and future costs. The Company's reserve estimates are reviewed annually by an independent engineering firm. The amounts disclosed relating to fair values of stock options issued are based on estimates of future volatility of the Company's share price, expected lives of options, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.

(J) PER SHARE AMOUNTS

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method whereby the weighted average number of shares is adjusted for the dilutive effect of options. The treasury stock method assumes that any proceeds received upon the exercise of stock options would be used to purchase common shares at the estimated average market price of the common shares during the period. Anti-dilutive instruments are not included in the calculation.

3. ACCOUNTING POLICIES CHANGES

(A) FINANCIAL INSTRUMENTS

On January 1, 2008 the Company adopted the new standards relating to "Financial Instruments – Disclosures" and "Financial Instruments – Presentation", which replaced the previous standard "Financial Instruments – Disclosure and Presentation". The new disclosure standard outlines the disclosure requirements for financial instruments and non-financial derivatives. The guidance prescribes an increased importance on risk disclosures associated with recognized and unrecognized financial instruments and how such risks are managed. Specifically, it requires disclosure of the significance of financial instruments for a company's financial position. In addition, the guidance outlines revised requirements for the disclosure of qualitative and quantitative information regarding exposure to risks arising from financial instruments. The new presentation standard requirements are relatively unchanged from the previous presentation requirements.

(B) CAPITAL DISCLOSURES

On January 1, 2008 the Company adopted the new standards for Capital Disclosures requiring disclosures regarding the Company's objectives, policies and processes for managing capital. These disclosures include a description of what the Company manages as capital, the nature of externally imposed capital requirements, how the requirements are incorporated into the Company's management of capital, whether the requirements have been complied with, or consequences of non-compliance and an explanation of how the Company is meeting its objectives for managing capital. In addition, quantitative data about capital and whether the Company has complied with all capital requirements are also required (see note 12).

4. PENDING ACCOUNTING CHANGES

(A) GOODWILL

As of January 1, 2009 the Company will be required to adopt new standards for Goodwill and Intangible Assets, which defines the criteria for the recognition of intangible assets. Items that no longer meet the definition of an asset are no longer recognized with assets. The Company does not expect the adoption of this standard will have any impact on the financial statements.

(B) INTERNATIONAL REPORTING STANDARDS

In 2008, the CICA Accounting Standards Board confirmed the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The eventual changeover to IFRS represents changes due to new accounting standards. The Company continues to monitor and assess the impact of the convergence of Canadian GAAP and IFRS but has not at this time made any determination on the impact on the Company's financial statements.

(C) BUSINESS COMBINATIONS

In January 2009, the CICA issued new standards for Business Combinations. This standard is effective January 1, 2011 and applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2011 for the Company. Early adoption is permitted. This standard replaces Business Combination and harmonizes the Canadian standards with IFRS. This standard was amended to require additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting this standard is expected to have a significant impact on the way the Company accounts for future business combinations.

5. ACQUISITION OF GREENBANK ENERGY LTD.

On September 28, 2007 the Company purchased a private company by way of a plan of arrangement for cash and shares of the Company. The acquisition has been accounted for using the purchase method and the results of operations for the transaction are included in the financial statements beginning in the fourth quarter of 2007.

The purchase price equation is as follows:

($000)	
Property, plant and equipment	$ 28,127
Bank debt	(5,537)
Working capital deficiency	(330)
Asset retirement obligation	(761)
Future income tax asset	2,963
	$ 24,462
Consideration provided:	
Cash from private placement	$ 12,144
Common shares (3,143,167 issued)	11,818
Transaction costs	500
	$ 24,462

6. PROPERTY, PLANT AND EQUIPMENT

($000)	December 31, 2008	December 31, 2007
Petroleum and natural gas properties	**$ 200,994**	$ 150,408
Other assets	**1,432**	1,354
	202,426	151,762
Accumulated depletion and depreciation	**(64,720)**	(36,871)
	$ 137,706	$ 114,891

At December 31, 2008, the depletable base for the petroleum and natural gas properties included $11,704 (December 31, 2007 – $14,404) of future capital costs and excluded $15,425 (December 31, 2007 – $13,380) of unproved property costs.

During the year ended December 31, 2008, $1,592 (year ended December 31, 2007 – $2,004) of administrative costs relating to exploration and development activities were capitalized as part of property, plant and equipment.

At December 31, 2008, the Company applied the ceiling test calculation to its petroleum and natural gas properties using expected future market prices. These expected future market prices were forecast by the Company's independent reserve evaluators and then adjusted for commodity price differentials specific to the Company's production. The following table exhibits the benchmark prices used in the ceiling test:

	Oil WTI (Cushing, Oklahoma) (US$/bbl)	Oil Edmonton Par (40° API) (CDN$/bbl)	Natural Gas AECO-C Spot Price (CDN$/mmbtu)	Heavy Oil at Hardisty (12° API) (CDN$/bbl)	Currency Exchange Rate (US$/CDN$)
2009	57.50	68.61	7.58	43.10	0.825
2010	68.00	78.94	7.94	49.76	0.850
2011	74.00	83.54	8.34	54.35	0.875
2012	85.00	90.92	8.70	59.23	0.925
2013	92.01	95.91	8.95	62.54	0.950
2014	93.85	97.84	9.14	63.82	0.950
2015	95.73	99.82	9.34	65.13	0.950
2016	97.64	101.83	9.54	66.46	0.950
2017	99.59	103.89	9.75	67.83	0.950
2018	101.59	105.99	9.95	69.22	0.950
Thereafter (escalation)	2.0%/yr	2.0%/yr	2.0%/yr	2.0%/yr	0.950

Goodwill of $5,748 was written off due to the application of a market based impairment test as at September 30, 2008. The Company does not have any impairment related to its property, plant and equipment.

7. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

COMMODITY PRICE RISK

Due to the volatile nature of commodity prices the Company is potentially exposed to adverse consequences if commodity prices decline. However, if commodity prices are hedged potential upside gains may also be forfeited. As of December 31, 2008 the Company did not have any commodity price contracts. A $1.00 per barrel change in the price the Company would have received for its oil and natural gas liquids production is estimated to result in a $352 change in net income for 2008. A $0.25 per mcf change in the price the Company would have received for its natural gas production is estimated to result in a $500 change in net income for 2008.

FOREIGN CURRENCY EXCHANGE RISK

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced in U.S. dollar denominated prices. As of December 31, 2008 the Company did not have any foreign currency exchange contracts in place. A $0.01 change in the Canadian dollar/U.S. dollar exchange rate is estimated to result in a $535 change in net income for 2008.

CREDIT RISK

Substantially all of the accounts receivable are with customers, joint interest partners and oil and natural gas marketers and are subject to normal industry credit risks. Receivables from customers and joint interest partners are generally collected within one to three months. The Company attempts to mitigate this risk by entering into transactions with long-standing and reputable organizations and by obtaining partner approval of significant capital expenditures and payment of cash advances wherever possible. Further risk exists with joint interest partners as disagreements occasionally arise and may increase the potential for non-collection. Receivables related to oil and natural gas marketers are normally collected on the 25th day of the month following production. To mitigate the risk on these receivables the Company will predominately establish relationships with large marketers who have strong credit ratings and solid reputations. Historically, the Company has not experienced any issues in collecting from its oil and natural gas marketers. As at December 31, 2008 the Company's receivables consisted of $7,966 (December 31, 2007 – $4,132) from joint interest partners, $3,397 (December 31, 2007 – $3,228) from oil and gas marketers, and $533 (December 31, 2007 – $1,113) of other trade receivables.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's exposure under its financial instruments is limited to financial assets and liabilities, all of which are included in these financial statements. The fair values of the financial assets and liabilities included in the balance sheet approximate their carrying amounts.

INTEREST RATE RISK

The Company is exposed to interest rate risk to the extent that bank debt is at a floating or short term rate of interest. The Company does not have any financial or interest rate contracts in place as of December 31, 2008. A 1 percent change to the floating or short term interest rates is estimated to result in a $218 change in net income for 2008.

8. BANK DEBT

At December 31, 2008 the Company had a demand operating facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and natural gas properties. The limit under the facility at December 31, 2008 was $51 million. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing bankers' acceptance rate plus an applicable bank fee, which varies depending on the Company's debt-to-funds from operations ratio. The facility also bears a standby charge for un-drawn amounts. The next review is to be completed before April 30, 2009.

9. ASSET RETIREMENT OBLIGATION

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at December 31, 2008 was approximately $7,716 (December 31, 2007 – $6,474), which will be incurred between 2009 and 2020. A credit-adjusted risk-free rate of 8 percent and an annual inflation rate of 1.5 percent were used to calculate the future asset retirement obligation.

	December 31, 2008	December 31, 2007
Balance, beginning of year	**$ 3,840**	$ 2,094
Liabilities incurred/acquired	**549**	1,592
Dispositions	**(58)**	–
Accretion	**260**	154
Actual retirement costs	**(94)**	–
Balance, end of year	**$ 4,497**	$ 3,840

10. SHARE CAPITAL

(A) AUTHORIZED:

Unlimited number of voting common shares, without stated par value.

300,000 preference shares, without stated par value.

(B) COMMON SHARES ISSUED

Common Shares of Rock	Number	Amount ($000)
Issued and outstanding as at December 31, 2006	19,637,321	$ 57,326
Issued for flow-through shares (i)	10,007	42
Issued in private placement	2,998,623	12,144
Issued for property acquisitions	3,143,167	11,818
Issued for flow-through shares (ii)	88,524	270
Issued and outstanding as at December 31, 2007	25,877,642	$ 81,600
Future tax effect of flow-through share renouncements (ii)	–	(98)
Issued on exercise of stock options	13,334	59
Issued for flow-through shares (i)	8,867	39
Issued and outstanding as at December 31, 2008	**25,899,843**	**$ 81,600**

(i) In accordance with the Company's stock option plan, some options were exercised in exchange for flow-through shares of the Company.

(ii) The Company issued flow-through shares to new management appointees. By February 29, 2008 all of the renouncements were made.

(C) STOCK OPTIONS

The Company has a stock option plan under which it may grant options to directors, officers and employees for the purchase of up to 10 percent of the issued and outstanding common shares of the Company. Options are granted at the discretion of the Board of Directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the Board of Directors. The majority of options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. Options expiring are usually replaced with another grant that vests in two years and expires in three years. At the Company's discretion the options can be exercised for cash. The following table summarizes the status of the Company's stock option plan as at December 31, 2007 and December 31, 2006 and changes during the year ended on those dates:

	December 31, 2008		December 31, 2007	
	Options	Weighted Average Exercise Price ($)	Options	Weighted Average Exercise Price ($)
Outstanding, beginning of year	**2,307,822**	**$ 3.42**	1,767,277	$ 4.19
Granted	**444,532**	**$ 2.92**	1,258,366	$ 2.79
Exercised	**(198,240)**[(ii)]	**$ 3.26**	(82,485)[(i)]	$ 3.49
Forfeited	**(423,328)**	**$ 3.28**	(286,890)	$ 4.23
Expired	**(386,582)**	**$ 4.61**	(348,446)	$ 4.36
Outstanding, end of year	**1,744,204**	**$ 3.09**	2,307,822	$ 3.42

(i) Options were put back to the Company for in-the-money gain.

(ii) 184,906 options were put back to the Company for in-the-money gain.

Options outstanding and exercisable under the stock option plan are summarized below as at December 31, 2008:

	Outstanding Options			Exercisable Options	
	Number of Options	Weighted Average Exercise Price	Weighted Average Years to Expiry	Number of Options	Weighted Average Exercise Price ($)
$1.37 – $2.04	**112,000**	**$ 1.62**	**2.88**	**–**	**$ –**
$2.25 – $3.32	**1,278,207**	**$ 2.82**	**1.85**	**322,389**	**$ 2.72**
$3.41 – $5.11	**353,997**	**$ 4.52**	**1.13**	**202,331**	**$ 4.86**
	1,744,204	**$ 3.09**	**1.79**	**524,720**	**$ 3.54**

(D) PER SHARE AMOUNTS

The weighted average number of common shares outstanding during the year ended December 31, 2008 of 25,885,309 (year ended December 31, 2007 – 21,238,886) was used to calculate per share amounts. To calculate diluted common shares outstanding, the treasury method was used. Under this method, in-the-money options are assumed exercised and the proceeds used to repurchase shares at the year-end date of December 31, 2008. As at December 31, 2008 an additional 37,714 (December 31, 2007 – nil) common shares were used to calculate diluted earnings per share.

11. STOCK-BASED COMPENSATION

Options granted to employees and non-employees after March 31, 2003 are accounted for using the fair value method. The fair value of common share options granted for the year ended December 31, 2008 was estimated to be $616 (year ended December 31, 2007 – $1,434) as at the grant date using the Black-Scholes option pricing model and the following assumptions:

Risk-free interest rate	4.00% – 5.25%
Expected life	Three-year average
Expected volatility	65% – 85%
Expected dividend yield	0%

Contributed surplus:

	December 31, 2008	December 31, 2007
Balance, beginning of year	**$ 2,521**	$ 1,641
Stock-based compensation expense	**1,158**	931
Net benefit on options exercised (1)	**(221)**	(51)
Balance, end of year	**$ 3,458**	$ 2,521

(1) The benefit of options exercised is recorded as a reduction of contributed surplus and an increase to share capital.

12. INCOME TAXES

The provision for income taxes varies from the amount that would be computed by applying the expected tax rate to income before taxes. The expected tax rate used was 29.8 percent (December 31, 2007 – 32.40 percent). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	December 31, 2008	December 31, 2007
Income before taxes	**$ 6,005**	$ 191
Statutory income tax rate	**29.8%**	32.4%
Expected income taxes	**$ 1,789**	$ 62
Add (deduct):		
Stock-based compensation	**345**	302
Change in enacted rates	**38**	(365)
Other	**72**	(375)
Goodwill impairment	**1,714**	–
Change in valuation allowance	**(23)**	(70)
Future income taxes (reduction)	**$ 3,935**	$ (446)
Capital tax	**179**	76
Provision for (recovery of) income taxes	**$ 4,114**	$ (370)

Future income tax assets or liabilities recognized on the consolidated balance sheets are comprised of temporary differences. The after-tax effect of these temporary differences is summarized as follows:

	December 31, 2008	December 31, 2007
Loss carry-forwards	**$ 3,485**	$ 4,587
Property, plant and equipment	**(60)**	(2,070)
Deferral of partnership earnings	**(9,810)**	(4,808)
Share issuance costs	**231**	331
Asset retirement obligation	**1,214**	1,075
Calculated future income tax liability	**(4,940)**	(885)
Valuation allowance	**(625)**	(648)
Future income taxes (liability)	**$ (5,565)**	$ (1,533)

At December 31, 2008, Rock and its subsidiaries had tax pools totalling $148.6 million prior to the allocation of deferred partnership income and $114.8 million after the allocation of deferred partnership income. The non-capital losses prior to the allocation of deferred partnership income expire as follows:

2014	$ 1,320
2015	1,031
2026	6,695
2027	1,893
	$ 10,939

13. COMMITMENTS

Obligations with a fixed term are as follows:

	2009	2010	2011	2012	2013
Lease of office premises	$ 828	$ 828	$ 828	$ 552	$ –
Processing arrangements	$ 360	$ 288	$ 238	$ 159	$ –

14. CAPITAL DISCLOSURES

In order to continue the Company's future exploration and development program, the Company must maintain a strong capital base. A strong capital base results in increased market confidence, an essential factor in maintaining existing shareholders and in attracting new investors. The Company's commitment is to establish and maintain a strong capital base to enable the Company to access the equity and debt markets when deemed advisable. In order to maintain a strong capital base, the Company continually monitors the risk reward profile of its exploration and development projects and the economic indicators in the market including commodity prices, interest rates and foreign exchange rates. It then determines increases or decreases to its capital budget.

The Company considers shareholders' equity, bank debt and working capital as components of its capital base. The Company can access or increase capital through the issuance of shares, through bank borrowings, that are based on reserves, and by building cash reserves by reducing its capital expenditure program. The components of the Company's capital base at December 31, 2008 and 2007 is presented below.

	December 31, 2008	December 31, 2007
Shareholders' equity	**$ 89,022**	$ 86,194
Bank debt	**34,175**	27,405
Working capital deficiency (excluding bank debt)	**4,447**	1,667

The Company monitors its capital structure based primarily on its debt-to-annualized funds flow ratio. Debt includes bank debt plus or minus working capital. Annualized funds flow is calculated as funds flow from operations before changes in non-cash working capital from the Company's most recent quarter multiplied by four. The Company's strategy is to maintain this ratio at less than 1.5:1. This ratio may increase on a cyclical basis depending on the timing and nature of the Company's activities and commodity price fluctuations. To facilitate the management and control of this ratio, the Company prepares an annual operating and capital expenditure budget. The budget is updated when critical factors change. These factors include economic factors such as the state of equity markets, changes to commodity prices, interest rates and foreign exchange rates and non economic factors such as the Company's drilling results and its production profile. The Company's Board of Directors approves the budget and material changes thereto.

At December 31, 2008, the Company's debt to funds flow ratio was 1.75:1 compared to 0.6:1 at the end of the second and third quarters and 1.3:1 at the end of the first quarter of 2008. The ratio is generally higher at the end of the first and third quarters which tend to be high capital expenditure quarters (the first quarter due to winter access only operations and the third quarter due to post spring break-up activities). The second quarter is typically a low capital expenditure quarter due to spring break-up curtailing operations. The increased activity levels usually result in the Company carrying a higher debt load at the end of the first and third quarters, depending on actual commodity prices. The production additions from activities usually occur in the quarter following the operation and are expected to contribute to increased funds flow, subject to prevailing commodity prices. The ratio has increased at the end of the fourth quarter and is above the Company's target primarily due to a significant decline in commodity prices. Based on the Company's current projections the Company plans on paying down debt but this ratio is expected to be above the target level for all of 2009 but is not expected to breach any debt covenants.

The Company's share capital is not subject to external restrictions but the Company does have financial covenants in regards to its operating bank facility. The facility requires that the Company maintain a working capital ratio of not less than 1:1. The calculation allows for the unused portion of the credit facility to be added to current assets and deduction of the current portion of bank debt from the current liabilities. The Company would be considered in breach of its agreement if the working capital ratio was not maintained, unless consented to by the lender, in which case the bank may demand repayment of the loan.

Historical Five-Year Review

FINANCIAL	2008	2007	2006	2005	2004[2]
Funds from operations [1] (000)	**$ 40,747**	$ 15,189	$ 13,867	$ 11,433	$ 1,218
Per boe (6:1)	**$ 32.40**	$ 18.93	$ 18.11	$ 27.92	$ 18.39
Per share	**$ 1.57**	$ 0.72	$ 0.71	$ 0.74	$ 0.14
Net income (000)	**$ 1,891**	$ 561	$ (884)	$ 1,510	$ 571
Per boe (6:1)	**$ 1.50**	$ 0.70	$ (1.15)	$ 3.69	$ 8.62
Per share	**$ 0.07**	$ 0.03	$ (0.05)	$ 0.10	$ 0.06
G & A expense per boe (6:1)	**$ 2.57**	$ 3.41	$ 2.97	$ 3.44	$ 14.48
Operating expense ($/boe)	**$ 13.81**	$ 12.37	$ 12.08	$ 11.59	$ 7.96
Royalty expense ($/boe)	**$ 13.59**	$ 8.77	$ 8.98	$ 12.28	$ 9.89
Royalty percentage	**21.3%**	19.5%	20.8%	22.0%	23.0%
Field netback ($/boe)	**$ 36.33**	$ 23.79	$ 22.21	$ 31.98	$ 25.16
Capital expenditures [2] (000)	**$ 51,415**	$ 25,575	$ 32,878	$ 23,644	$ 6,252

OPERATIONS	2008	2007	2006	2005	2004[2]
Production					
Heavy oil (bbl/d)	**1,329**	1,194	792	187	0
Light and medium oil (bbl/d)	**193**	215	179	133	77
NGL (bbl/d)	**239**	79	57	56	17
Gas (mcf/d)	**10,048**	4,261	6,421	4,476	520
BOE (boe/d)	**3,436**	2,198	2,098	1,122	181
Avg basic shares outstanding	**25.89**	21.24	19.64	15.44	9.05
Production/Avg mm basic shares	**132.8**	103.5	106.8	72.7	20.0
Field Price Realizations					
Heavy oil ($/bbl)	**71.58**	41.18	38.35	27.44	N.A.
Light and medium oil ($/bbl)	**95.86**	70.69	64.46	64.95	46.42
NGL ($/bbl)	**74.15**	60.00	61.35	56.19	41.36
Gas ($/mcf)	**8.72**	6.96	7.07	10.22	6.72
BOE ($/boe)	**63.73**	44.93	43.27	55.85	43.02

(1) Funds from operations and funds from operations per boe and per share are not terms under generally accepted accounting principles (GAAP), and represent cash generated from operating activities before changes in non-cash working capital. Rock considers these are key measures as they demonstrate the Company's ability to generate the cash necessary to fund future growth through capital investment. Funds from operations may not be comparable with the calculation of similar measures for other companies. Funds from operations per share is calculated using the same share basis which is used in the determination of net income/(loss) per share.

(2) Excludes acquisitions and dispositions activity.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Stuart G. Clark
Chairman of the Board
Independent Businessman

Allen J. Bey
President and Chief Executive Officer
Rock Energy Inc.
Calgary, Alberta

Malcolm T. D. Adams
Vice President
ARC Financial Corp.
Calgary, Alberta

Peter V. Malowany
President
Morgas Ltd.
Calgary, Alberta

James K. Wilson
Vice President, Finance and
Chief Financial Officer
Grizzly Resources Ltd.
Calgary, Alberta

OFFICERS

Allen J. Bey
President and Chief Executive Officer

Jeffrey G. Campbell
Vice President, Operations and
Chief Operating Officer

Arezki Ioughlissen
Vice President, Exploration

Peter D. Scott
Vice President, Finance and
Chief Financial Officer

Grant A. Zawalsky
Corporate Secretary

EXECUTIVE OFFICE

Suite 800 607 – 8th Avenue S.W.
Calgary, AB T2P 0A7
Phone: 403-218-4380
Fax: 403-234-0598
E-mail: info@rockenergy.ca

AUDITORS

KPMG LLP

BANK

National Bank of Canada

ENGINEERING CONSULTANT

GLJ Petroleum Consultants Ltd.

SOLICITORS

Burnet Duckworth & Palmer LLP

STOCK EXCHANGE LISTING: TSX

Stock Symbol: RE

REGISTRAR & TRANSFER AGENT

Alliance Trust Company
450 407 – 2nd Street S.W.
Calgary, Alberta T2P 2Y3
Telephone: 403-237-6111

WEBSITE

www.rockenergy.ca

ABBREVIATIONS

bbl	barrel(s)
bcf	billion cubic feet
boe	barrels of oil equivalent
bps	basis points
CDOR	Certificate of Deposit Offered Rate
GJ	gigajoule
hectare	1 hectare is equal to 2.47 acres
km	kilometre
mbbls	thousand barrels
mboe	thousand barrels of oil equivalent
mboe/day	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mmcf	million cubic feet
mmbbls	million barrels
mmboe	million barrels of oil equivalent
NGL	natural gas liquids
WTI	West Texas Intermediate

ANNUAL GENERAL AND SPECIAL MEETING

Rock Energy Inc.'s Annual General Meeting of Shareholders will be held at The Metropolitan Conference Center – Royal Room 333 4th Avenue S.W., Calgary, Alberta on Wednesday May 13th, 2009 at 10:00 a.m. M.D.T. All shareholders are invited to attend. Those unable to do so are requested to sign and return the form of proxy mailed with this report to ensure representation at the meeting.

Designed and produced by Merlin Edge Inc. • www.merlinedge.com • Printed by McAra Printing

rockenergy

ROCK ENERGY INC. Suite 800, 607 – 8th Avenue S.W., Calgary, Alberta T2P 0A7

www.rockenergy.ca
TSX: RE

Printed in Canada